LA CABEZA GOLD PROJECT – Technical Report

Martin Zapata 445, Mendoza, cp5500, Argentina

Tel / Fax: 54 261 4293426 - 4203415 – E mail: estelaresources@speedy.com.ar

TECHNICAL REPORT

2005 REVISED RESOURCE ESTIMATION

LA CABEZA GOLD PROJECT

MENDOZA PROVINCE, ARGENTINA

June 30, 2005

Prepared for

EXETER RESOURCE CORPORATION

VANCOUVER, CANADA

By

Peter B. Allen, B.Sc. Geology, MAusIMM

Brisbane, QLD, Australia

&

Matthew T. Williams, B.App.Sc. Applied Geology, MAusIMM

Mendoza, Mendoza Province, Argentina

TABLE OF CONTENTS

1.0	SUMMARY	1
2.0	INTRODUCTION AND TERMS OF REFERENCE	4
2.1	Terms of Reference	4
2.2	Sources of Information	4
3.0	DISCLAIMER	5
4.0	PROPERTY DESCRIPTION AND LOCATION	6
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	7
6.0	HISTORY	8
7.0	GEOLOGICAL SETTING	9
8.0	DEPOSIT TYPES	10
9.0	MINERALISATION	11
10.0	EXPLORATION	12
10.1	Exploration by AMD (1996-1998)	12
10.2	Exploration by Exeter (2003-2005)	12
10.2.1	Geologic Mapping	12
10.2.2	Geophysics	12
10.2.3	Geochemistry	12
10.2.3.1	Rock Chip Geochemistry	12
10.2.3.2	Channel Rock Sample Geochemistry	13
11.0	DRILLING	15
11.1	AMD (1997-1998)	15
11.2	Exeter (2004-2005)	15
12.0	SAMPLE METHOD AND APPROACH	23
12.1	Diamond Drilling	23
12.2	RC Percussion Drilling	25
13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	28
13.1	Sample Preparation	28
13.2	Analyses	29
13.3	Quality Control	30
13.3.1	Geochemical Standards	30
13.3.2	Duplicate Samples	31
13.3.3	Blanks	31
13.3.4	Check Assaying	31
13.4	Security	32
13.5	Opinion on the Adequacy of Sampling, Sample Preparation, Security and Analytical Procedures	33
14.0	DATA VERIFICATION	34
15.0	ADJACENT PROPERTIES	36
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	37
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	38
17.1	AMD (1999)	38
17.2	Exeter (2005)	38
17.2.1	Exeter – Manual Polygonal Cross Sectional Estimations	39
17.2.2.	Exeter & H&S – Multiple Indicator Kriging Estimations	40
17.2.2.1	Introduction	40
17.2.2.2	Database	41
17.2.2.3	Geological Models	42
17.2.2.4	Data Analysis	50
17.2.2.5	Block Model	50
17.2.2.6	Resource Classification	53
17.2.2.7	Model Valuation	55
18.0	OTHER RELEVANT DATA AND INFORMATION	57
18.1	Density Measurements	57
19.0	INTERPRETATION AND CONCLUSIONS	59
20.0	RECOMMENDATIONS	61
21.0	REFERENCES	63
22.0	CERTIFICATES OF THE AUTHORS	64
22.1	Matthew T. Williams	64
22.2	Peter B. Allen	66
23.0	CONSENTS OF QUALIFIED PERSONS	68
23.1	Matthew T. Williams	68
23.2	Peter B. Allen	69

LIST OF TABLES

Table 1:	1999 Inferred Mineral Resource Summary for the La Cabeza Gold Property (From Harley, 2004)	38
Table 2:	2005 Inferred Mineral Resource Summary for El Cachete, El Labio East, El Labio South and El Labio West Prospects	40
Table 3:	Gauss Kruger Projection to Local Grid Coordinates Details	42
Table 4:	El Cuello, La Luna, El Ojo and La Mandibula Block Model Dimensions	51
Table 5:	El Cuello MIK Search Strategy	51
Table 6:	La Luna MIK Search Strategy	52
Table 7:	El Ojo MIK Search Strategy	52
Table 8:	La Mandibula MIK Search Strategy	52
Table 9.	El Cuello Resource Classification (at a 0.5 g/t Au cut-off) from H&S (2005)	53
Table 10:	El Ojo Resource Classification (at a 0.5 g/t Au cut-off) from H&S (2005)	53
Table 11:	La Luna Resource Classification (at a 0.5 g/t Au cut-off) from H&S (2005)	54
Table 12:	La Mandibula Luna Resource Classification (at a 0.5 g/t Au cut-off) from H&S (2005)	54
Table 13:	La Cabeza Mineral Resource Summary	55
Table 14:	2005 Density Measurements by the University of San Juan	57

LIST OF FIGURES

Figure 1:	El Cuello Prospect – Drill Hole Locations	16
Figure 2:	El Ojo Prospect – Drill Hole Locations	17
Figure 3:	La Luna Prospect – Drill Hole Locations	18
Figure 4:	La Mandibula Prospect – Drill Hole Locations	19
Figure 5:	El Cachete Prospect – Drill Hole Locations	20
Figure 6:	Diamond Drilling Recoveries (%) versus Log Gold (ppm)	23
Figure 7:	Diamond Drilling Gold (ppm) versus Sample Interval Length (metres)	24
Figure 8:	RC Drilling Recoveries (%) versus Log Gold (ppm)	26
Figure 9:	RC Drilling Gold (ppm) versus Sample Interval Length (metres)	26

LIST OF APPENDICES

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1.0

SUMMARY

This report details the revised resource estimation process and results for the Exeter Resource Corporation (“Exeter”), La Cabeza Gold Project, in Mendoza Province, Argentina. The La Cabeza Property is located in central-western Argentina, some 370 km (500 km by road) south of the city of Mendoza, the capital of Mendoza Province. The project area is geographically centered at approximately 36°17’30” south latitude and 68° 22’ 30” west longitude. Resource estimation has been undertaken in compliance with CIM Mineral Resource and Mineral Reserve Definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. This technical report has been prepared in compliance with the requirements of Form 43-101F.

The property was discovered in 1996 by Argentina Mineral Development S.A. (“AMD”) while investigating Landsat TM colour alteration anomalies. The ensuing exploration programme, comprising mainly geological mapping and rock chip geochemistry, led to the discovery of significant and widespread gold mineralisation within a four square kilometre area of altered volcanics and sediments. The area designated as the La Cabeza Gold Project became the subject of a comprehensive exploration programme carried out by AMD from January 1997 to December 1998.

The La Cabeza Gold Project lies within a variably-dipping sequence of rhyolitic ignimbrites, volcaniclastics and sediments units belonging to the Permo-Triassic Choiyoi Formation. Locally, this sequence has been intruded by fine-grained and coarse-grained felsic porphyries close to the base of the ignimbrites. Gold mineralisation occurs as fine disseminations and occasional blebs in north to northwesterly-trending quartz veins, quartz stockworks and siliceous breccias close to, or on, the contact of rhyolitic ignimbrite and fine-grained porphyry indicating some form of structural-stratigraphic control. The style of mineralisation is essentially a gold-silver, silica-sericite/illite-adularia low sulphidation epithermal system with low pyrite (<2%) and minor clay alteration.

AMD’s comprehensive exploration programme included photogrammetry, gridding, geological mapping, rock chip geochemistry and a number of airborne and ground-based geophysical surveys. These various surveys led to a drilling programme comprising an aggregate of 16,070 metres 126 diamond core and RC percussion drill holes. The drilling programme delineated eight individual zones of gold mineralisation.

AMD ceased all exploration activities in 1999. Exeter acquired the project in 2003, and between this date and 1999 no work was performed on-site by any companies.

In late 2003 Exeter commenced a programme of detailed infill/extension drilling and surface geochemistry designed to lift the resources, amenable to open pit mining, on the El Cuello, La Luna, El Ojo and La Mandibula prospects to Indicated Mineral Resource status. This work programme forms part of a pre-feasibility work programme designed and managed by Sydney-based Sandercock & Associates Pty Ltd., mining industry consultants. As of the end of February 2005, a further 4798 metres of diamond core and RC percussion drilling have been completed in 67 holes, and 2050 metres of sawn channel sampling.

In 1999 AMD calculated a global mineral resource for the La Cabeza Gold Project via the manual polygonal cross sectional method of estimation. This work delineated an Inferred Mineral Resource of 720,000 ounces of gold based on 12 Mt grading 1.8 g/t gold at a cut-off of 0.5 g/t Au (according to the CIM Mineral Resource and Mineral Reserve Definitions).

In early 2005 Hellman & Schofield Pty Ltd (H&S) were consulted to prepare revised resource estimates for the El Cuello, La Luna, El Ojo and La Mandibula prospects. Exeter supplied the drill hole database, and wireframe models of geological features for the deposits that were used as domain boundaries for data analysis and resource estimation. Gold grade estimation was performed using Multiple Indicator Kriging (MIK), while silver was estimated using Ordinary Kriging (OK). OK estimates were also produced for gold, using a smaller block size than the MIK panels. Nominal density values were assigned to the models for calculation of resource tonnage.

H&S state that “the database for La Cabeza generally appears to be satisfactory for resource estimation. However, H&S performed only very limited validation of this information and responsibility for quality and integrity of the data rests with Exeter. The preferred model for each deposit is the MIK recoverable estimate rather than the OK estimate. The MIK recoverable estimates assume a 2.5x5x5m selective mining unit.”

The El Cachete prospect global resource was re-estimated internally utilising the manual polygonal cross sectional method. Although new geological models were utilised in the El Cachete estimation process, it was deemed inappropriate to use computer estimation methods at this time, due to a lack of substantial drilling density. The previous resource estimation figures for the Labio East, South and West prospects have been utilised, as no new geological information was available.

The results are summarised in the following table:

		INDICATED RESOURCE			INFERRED RESOURCE
DEPOSIT	CUTOFF		Grade	Contained		Grade	Contained
		Tonnes	Gold	Gold	Tonnes	Gold	Gold
	g/t Au	Mt	g/t	ounces	Mt	g/t	ounces
CUELLO	0.5	1.24	3.08	123,000	2.40	1.67	129,000
OJO	0.5	1.74	2.22	124,000	1.53	0.93	46,000
LUNA	0.5	1.87	1.57	94,000	3.62	1.16	135,000
MANDIBULA	0.5	1.33	1.16	50,000	3.97	1.03	131,000
CACHETE	0.5	-	-	-	0.35	3.08	35,000
LABIO EAST	0.5	-	-	-	0.10	4.44	14,000
LABIO SOUTH	0.5	-	-	-	0.07	2.45	6,000
LABIO WEST	0.5	-	-	-	0.08	1.67	4,000

TOTAL	0.5	6.2	2.0	390,000	12.1	1.3	500,000

		INDICATED RESOURCE			INFERRED RESOURCE
DEPOSIT	CUTOFF		Grade	Contained		Grade	Contained
		Tonnes	Gold	Gold	Tonnes	Gold	Gold
	g/t Au	Mt	g/t	ounces	Mt	g/t	ounces
CUELLO	1.0	0.91	3.93	115,000	1.26	2.53	102,000
OJO	1.0	0.91	3.62	106,000	0.38	1.67	20,000
LUNA	1.0	1.12	2.15	77,000	1.27	2.01	82,000
MANDIBULA	1.0	0.53	1.83	31,000	1.26	1.76	71,000
CACHETE	1.0	-	-	-	0.33	3.39	36,000
LABIO EAST	1.0	-	-	-	0.09	4.96	14,000
LABIO SOUTH	1.0	-	-	-	0.07	2.45	6,000
LABIO WEST	1.0	-	-	-	0.09	2.04	6,000

TOTAL	1.0	3.5	3.0	330,000	4.8	2.2	340,000

H&S state that “the new gold estimates have been reported according to the JORC Code and the authors have the requisite experience to act as a Competent Person under the code. Silver estimates are based on very little actual data and cannot be reported according to the JORC code. Further silver assaying would be required for the public reporting of any silver resource.”

2.0

INTRODUCTION AND TERMS OF REFERENCE

2.1

Terms Of Reference

Exeter Resource Corporation, (“Exeter”) a Canadian company based in Vancouver, British Columbia requested the authors to prepare an updated report detailing the 2005 resource estimation estimate of the La Cabeza Gold Project (“La Cabeza”) located in Mendoza Province, Argentina. This “Technical Report” as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects conforms with the requirements of Form 43-101F1.

This report is an update of the previous Technical Reports (TR) on La Cabeza, by Verzosa (2002) and Harley (2004). The Harley (2004) TR was an interim update report as of September 2004, where not all results had been received at the time of writing. For completeness this TR includes all of the 2004 data and results, and as such, duplicates where appropriate much of Harley (2004).

This report was prepared by Matthew T. Williams, MAusIMM., Exeter Exploration Manager – Argentina. Peter B. Allen, an employee of Australian Mine Design & Development Pty. Ltd., served as the independent Qualified Person. He visited the La Cabeza Project site for three days with an additional two days in the Exeter Mendoza office (1 June to 8 June, 2005). In that time he reviewed data collection procedures, sampling methodologies, geological mapping, interpretations and resource modeling. Drill core, RC chips, channel sample lines and selected collar locations were inspected and substantiated.

Hellman & Schofield Pty. Ltd. (H&S) were contracted to prepare a mineral resource for La Cabeza, based on data and geological models supplied by Exeter.

M.T. Williams, as Exploration Manager has supervised and coordinated all exploration activities on-site during 2005.

All units are metric unless otherwise stated. Four local drilling grids are used over the main deposits based on the strike direction of the mineralised units. These grids can be referenced back to the Argentinean Gauss Kruger projection (similar to UTM), faja 2, Campo Inchcauspie datum.

2.2

Sources Of Information

This report is based mainly on information obtained from exploration activities undertaken at La Cabeza by AMD between 1996 and 1998 and Exeter in 2003-2005. The authors have access to all reports and field data obtained/prepared by AMD and all drill core and percussion chip cuttings from drilling programmes undertaken by AMD. The authors also have access to all exploration data obtained by Exeter on La Cabeza in 2003-2005. Additional information on the regional geology and stratigraphy is based on literature in the public domain. Various unpublished technical reports prepared for AMD were examined.

Consultations were made with an Argentine mining lawyer regarding land disposition and the acquisition of mineral rights in Argentina.

3.0

DISCLAIMER

The authors have relied upon the expert opinion of Dra. Patricia Inzirillo, a specialist Argentine mining lawyer, as to the status of the mining tenements at La Cabeza and the Argentine mining law in general. The authors have relied on opinion from Dra. Inzirillo with respect to the option agreement between Cognito Limited and Mssrs. Carotti and Rubinstien, the owners of the La Cabeza mining tenements.

The authors have also relied on several sources of information on the project; including technical reports by consultants to Exeter and AMD, assay data and geological interpretations by Exeter and AMD. Therefore, in writing this report the authors have relied on the truth and accuracy of various sources as presented in the Reference section of this report.

4.0

PROPERTY DESCRIPTION AND LOCATION

A comprehensive property description and location of La Cabeza is detailed in the following Technical Reports:

Harley, R.A., 2004:

Update Report on the La Cabeza Gold Property, Mendoza Province, Argentina. Prepared for Exeter Resource Corporation., dated 11th November, 2004.

Verzosa, R.S., 2002:

Summary Report on the La Cabeza Gold Property, Mendoza Province, Argentina. Prepared for Exeter Resource Corporation., dated 24th October, 2002.

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

A comprehensive description of accessibility, climate, local resources, infrastructure and physiography of La Cabeza is detailed in Harley (2004) and Verzosa (2002).

6.0

HISTORY

A comprehensive description of the history of La Cabeza is detailed in Harley (2004) and Verzosa (2002).

7.0

GEOLOGICAL SETTING

A comprehensive description of the geological setting of La Cabeza is detailed in Harley (2004) and Verzosa (2002).

8.0

DEPOSIT TYPES

A comprehensive description of the deposit types at La Cabeza is detailed in Harley (2004) and Verzosa (2002).

9.0

MINERALISATION

A comprehensive description of the mineralisation of La Cabeza is detailed in Harley (2004) and Verzosa (2002).

10.0

EXPLORATION

10.1

Exploration by AMD (1996-1998)

A comprehensive description of exploration activities by AMD at La Cabeza is detailed in Harley (2004) and Verzosa (2002).

10.2

Exploration by Exeter (2003-2005)

A comprehensive description of exploration activities performed by Exeter between 2003 and 2004 at La Cabeza is detailed in Harley (2004). Details from Harley (2004) are included below to fulfill the technical reporting requirements of NI 43-101 along with additional work performed by Exeter up to the end of February, 2005.

Exploration activities by Exeter between 2003 and 2005 focused on more detailed assessments of the main areas of mineralisation as previously outlined by AMD exploration; being the El Cuello, La Luna, El Ojo, La Mandibula, and El Cachete prospects. These activities included geological mapping, channel geochemical sampling, rock chip sampling plus diamond and reverse circulation percussion drilling. In addition, topographic, metallurgical and geotechnical studies have been initiated and are ongoing.

10.2.1

Geologic Mapping

The El Ojo prospect and portions of the La Mandibula, La Luna and El Cachete prospects were geologically re-mapped at 1:500 scale to provide greater detail on the distribution of lithologies, quartz veining, alteration and structure to assist in correlations with geological data obtained from drilling in order to provide a geological and mineralisation model for each of the prospects. No new mapping was undertaken at the El Cuello prospect due to the limited amount of exposure at surface.

10.2.2

Geophysics

A review of the previously-acquired ground magnetic data has commenced, with results pending there is nothing to report at this stage. No other geophysical work was conducted at La Cabeza.

10.2.3

Geochemistry

10.2.3.1

Rock Chip Geochemistry

Further rock chip sampling has been undertaken at the La Luna, El Cachete, El Ojo and La Mandibula prospects. Sampling mainly targeted quartz veins (La Luna, El Cachete, La Mandibula prospects) or zones of siliceous breccia (El Ojo prospect) that were previously unsampled or under-sampled by AMD. Sampling comprised either spot chip samples or chip channel samples to make up samples weighing between 3-5kg each. A total of 1,217 rock chip samples have been collected by Exeter at the main prospects, between 2003 and 2005. These include 1036 rock chip traverse samples consisting of 73 lines (totaling 2,242 metres) and 181 spot rock chip samples.

The rock chip traverses can be summarised as follows:

•

La Mandibula prospect – 28 rock chip traverses, between 15 to 50 metres apart, totaling 1075 metres (543 samples)

•

El Cuello prospect – 11 rock chip traverses, between 15 to 40 metres apart, totaling 333 metres (166 samples)

•

El Gusano prospect – 26 rock chip traverses, between 15 to 50 metres apart, totaling 429.5 metres (217 samples).

•

La Mandibula prospect (NW) – 3 rock chip traverses, approximately 50 metres apart, totaling 313 metres (64 samples).

•

La Madonna prospect – 5 rock chip traverses, approximately 50 metres apart, totaling 91.6 metres (46 samples).

Rock chip samples have been analysed for gold only by fire assay (50g Au F.A with either an A.A.S. or gravimetric finish, 1ppb Au detection limit). Samples were submitted to the ALS-Chemex sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS-Chemex laboratory in La Serena, Chile.

Results include gold values up 3.76 ppm Au at La Luna prospect, 12.7 ppm Au at El Ojo prospect, 157.0 ppm Au at El Cachete prospect, 74.4 ppm Au at La Mandibula prospect, 186.0 ppm Au at El Gusano prospect and 131.5 ppm at El Cuello prospect.

Rock chip sampling has been used as a reconnaissance method of identifying areas of mineralisation for future drilling and/or channel rock sampling. These rock chip samples have not been used in any resource estimation.

Results from the rock chip sampling are shown in Appendix I.

10.2.3.2

Channel Rock Sample Geochemistry

Channel rock sampling has been undertaken on four prospects to provide an accurate and representative assessment of the surface geochemistry/mineralisation.

A 60mm wide by 30mm deep channel (approximately equivalent to half HQ core) is cut into the surface rock using a portable electric handsaw with a diamond-tipped blade. The sample is then collected in two metre intervals using an electric hammer drill to break the sawn rock within the channel. The geology of the channels is logged by an experienced geologist. Where there is good outcrop, channels are cut directly into the outcropping rock. In places where there is shallow soil or scree cover, the areas to be channel-sampled have been cleaned by hand and/or bulldozer to expose bedrock prior to the cutting of the channels. In some cases, the cleared areas were washed down to better expose the bedrock. Zones where definite bedrock could not be exposed (i.e.: zones of caliche) were not sampled.

In general, channel samples have been cut over the surface trace of existing drill sections to provide direct surface assay correlations with drilling assay data. In some cases, channels have been cut between drill sections to provide additional surface geological and geochemical data.

Channel samples have been collected every two metres or less, as dictated by geology, along the channel. Depending on the length of sample, sample weights ranged between 1.2 and 16 kilograms with an average sample weight of 7.4 kilograms. All channel samples have been assayed by ALS-Chemex for gold only by fire assay (50gm/ AAS or gravimetric finish, 1ppb Au detection limit). The location of the start and finish point of each sample has been surveyed by a professional surveying contractor to provide an accurate location and level of each sample that can then be correlated directly with drill assay and geology data.

Channels have been cut and sampled at the following prospects:

•

La Luna prospect – 11 channels, between 15 and 50 metres apart, totaling 945.7 metres (460 samples)

•

El Ojo prospect – 8 channels, approximately 25 metres apart, totaling 803.4 metres (378 samples)

•

El Cuello prospect – 4 channels, totaling 155.6 metres (78 samples)

•

La Mandibula prospect – 5 channels, approximately 50 metres apart, totaling 211.9 metres (106 samples)

As the channel samples are collected over an irregular surface, the true width of mineralisation from each sample is variable dependant on the surface slope and the orientation (dip) of the mineralisation at surface. Hence the results are best used as a guide to confidently project mineralisation to surface from subsurface drill hole data. Estimates of true widths of surface mineralisation can be made once data is plotted on geological cross sections incorporating topographic, geology and assay data. The results obtained from the channel sampling provide confidence in projecting mineralisation intersected in drill holes to surface.

Results from the channel sampling are shown in Appendix II.

11.0

DRILLING

A total of 197 holes have been drilled at La Cabeza in 1997-98 (AMD) and 2004-05 (Exeter) for a total meterage of 20,868 metres.  This includes 3,322 metres of predominantly HQ core (61 holes) and 17,546 metres of RC percussion drilling incorporating straight RC drilling (136 holes) and as pre-collars to diamond holes. Drill hole location and data summary for all holes is shown in Appendix III.

11.1

AMD (1997-1998)

A comprehensive description of drilling activities by AMD at La Cabeza is detailed in Harley (2004) and Verzosa (2002).

11.2

Exeter (2004-2005)

A comprehensive description of drilling activities performed by Exeter during 2004 at La Cabeza is detailed in Harley (2004). Details from Harley (2004) are included below to fulfill the technical reporting requirements of NI 43-101 along with additional work performed by Exeter up to the end of February, 2005.

Between 2004 and 2005, Exeter has undertaken a programme of combined diamond and reverse circulation percussion infill and extension drilling to further evaluate five prospect areas at La Cabeza. The objective of the drilling programme was to drill the El Cuello, La Luna, El Ojo and La Mandibula prospects at sufficient density to lift previously defined Inferred Mineral Resources amenable to open pit mining to Indicated Mineral Resource status. Additional exploration drilling was undertaken at the El Cachete prospect to follow-up encouraging results obtained by AMD drilling in 1998 and subsequent rock chip results by Exeter.

Between 2004 and 2005, a total of 67 holes have been drilled for a total meterage of 4798 metres. Thirty three diamond drill holes (LCD-28 to LCD-60) comprising 2069 metres of HQ core and 529 metres of RC percussion pre-collars (10 holes) were completed. A total of 34 RC percussion drill holes have been completed for 2200 metres.  The location of the 2004 and 2005 drill holes for the El Cuello, El Ojo, La Luna, La Mandibula and El Cachete prospects are presented on Figures 1 to 5, respectively.

Drilling has been undertaken by Major Perforaciones Argentina; a subsidiary of the Major Drilling group based in Canada. The drilling field operations have been supervised by experienced expatriate (Canadian/Chilean) drilling supervisors. Major has used a variety of drill rigs to complete the drilling.

Core drilling has been undertaken utilising a truck-mounted UDR1000 multi-purpose rig, a track-mounted UDR650 multi-purpose rig, a skid-mounted Boyles 37 diamond rig and a truck-mounted UDR200 diamond drill rig. All core drilling has been undertaken in HQ3 size using triple tube equipment.  Most core holes were drilled using the Ballmark orientation equipment to provide accurate core orientations. Where water was intersected in RC percussion holes, drilling was converted to diamond core to test the target zones.

Figure :

El Cuello Prospect - Drill Hole Locations

CUELLO
P-49
P-74
P-30
P-47
P-128
D-18
D-22
D-31
D-55
D-37
P-61
P-31
D-17
D-58
D-23
P-127
D-33
P-17
P-33
D-59
D-16
D-43
D-11
P-104
D-35
P-32
D-20
P-82
D-27
D-41
D-60
P-95
P-87
10400E
10200N
10100N
1997-1998 DRILLING
2004 DRILLING
VERTICAL HOLES
ANGLE HOLES
June 2005

Figure :

El Ojo Prospect - Drill Hole Locations

OJO
June 2005
1997-1998 DRILLING
2004 DRILLING
VERTICAL HOLES
ANGLE HOLES
2000 E
2000 N
P-92
P-79
P-68
P-80
P-94
P-125
P-109
D-34
P-67
P-123
D-56
P-43
D-49A
P-119
D-28
P-107
P-75
P-106
P-76
P-133
P-73
D-29
P-116
P-110
P-103
P-27
P-28
P-77
P-108
P-124
P-126
P-29
P-44
P-118
P-65
P-69
P-97

Figure :

La Luna Prospect - Drill Hole Locations

LUNA
2000E
2000N
P-53
P-02
P-04
D-40
D-44
P-85
P-06
P-21
D-04
P-51
P-105
D-54
P-120
D-42
D-53
P-52
P-72
D-30
D-52
D-51
D-32
P-50
P-117
P-115
P-41
D-50
D-45
P-114
P-70
P-121
D-57
D-07
P-122
P-18
P-40
P-01
P-96
P-20
1997-1998 DRILLING
2004 DRILLING
VERTICAL HOLES
ANGLE HOLES
June 2005

Figure :

La Mandibula Prospect - Drill Hole Locations

MANDIBULA
June 2005
2000E
2000N
P-34
P-59
P-58
P-57
P-55
P-54
D-25
P-132
P-36
P-35
D-39
D-38
D-48
D-14
P-07
D-08
D-03
D-47
D-36
P-135
P-08
D-21
D-46
P-134
P-98
P-131
P-09
P-136
1997-1998 DRILLING
2004/2005 DRILLING
VERTICAL HOLES
ANGLE HOLES

Figure :

El Cachete Prospect - Drill Hole Locations

CACHETE
P-16
P-39
P-66
P-129
P-113
P-48
P-112
P-130
P-111
P-46
D-26
P-62
P-86
1997-1998 DRILLING
2004 DRILLING
VERTICAL HOLES
ANGLE HOLES
June 2005

RC percussion holes and percussion pre-collars were drilled using the UDR1000 multi-purpose rig (large capacity compressor 1100psi/350cfm) and the UDR650 (350ps/900cfm). Holes were drilled with face-sampling hammers with hole diameters between 5.125 and 5.5 inches. Due to the hard and abrasive rock, drill hammer bits frequently lost gauge leading to “apparent” recovery losses.

All drill collars have been surveyed by a professional surveying contractor using a total station EDM theodolite. Downhole surveys have been conducted at the time of drilling using an Ausmine (“Eastman-type”) down-hole camera. Many holes have subsequently been re-surveyed using the Ausmine camera in open holes to provide azimuth data for RC percussion holes which can only be surveyed inside the drill rods at the time of drilling. The surveys have shown that there is little significant deviation in drill holes. Drill hole location and data summary for all holes is shown in Appendix III.

Incorporating previous drilling by AMD, the four main prospects, El Cuello, La Luna, El Ojo and La Mandibula, have now been drilled at a nominal 50m x 25m grid pattern to a depth of 60 metres below surface.

The 2004 and 2005 drilling has increased Exeter’s geological understanding of the main geological and mineralisation styles at La Cabeza. Previous drilling by AMD has been validated and these previous results are consistent with those encountered by Exeter. The geological and mineralisation models as detailed by Harley (2004) remain mostly unchanged.

Results can be summarised as:

•

“Mineralisation at La Cabeza is essentially a gold-silver, silica-sericite / illite-adularia low sulphidation epithermal system with low pyrite (<2%), minor clay alteration, and minor base metal mineralisation. Variations in style and mineral assemblages between the individual deposits seem to indicate multiple phases of mineralisation within their immediate area. In general, mineralisation appears to be structurally and stratigraphically controlled, preferring contacts between the ignimbrite / fine grained porphyry phases and the contact with the underlying volcaniclastics. Gold values do not, as a rule, extend into the wall rock.

•

The prospects vary in styles of mineralisation depending on local structure, stratigraphy and alteration. The various styles of mineralisation include breccia-hosted, colloform epithermal veins, massive quartz veins, sheeted quartz veins, quartz stockworks, and disseminated. Some of the prospects are multi-veined while others are segmented by cross faults” (Harley, 2004). Detailed descriptions of the individual deposits are presented in Harley (2004).

•

“All of the gold deposits at La Cabeza are either quartz vein fillings or quartz replacements in shear and/or breccia zones in volcanics. The veins are generally discontinuous and lenticular, pinching and swelling within short distances. The thickness of the individual veins range from a typical 2m to a maximum 15 m at the Cuello deposit. The longest zone of veining is found at Mandibula where it discontinuously follows the footwall of a breccia zone for some 800 m. The preferred hosts for gold mineralisation are the ignimbrites and the fine-grained porphyries, particularly at or close to contact zones of these two lithologies” (Harley, 2004).

In both the AMD and Exeter drill programmes all drill holes were sited, where possible, normal to the strike trend of geology and mineralisation so as to ensure that drill intercepts approximated the true thickness. Due to the nature of the mineralisation and access restrictions in steep topography this was not always the case. However, for the most part sample length and true thickness are the same.

12.0

SAMPLE METHOD AND APPROACH

A comprehensive description of the sample method and approach at La Cabeza is detailed in Harley (2004) and Verzosa (2002). Details from Harley (2004) are included below to fulfill the technical reporting requirements of NI 43-101 along with additional work performed by Exeter up to the end of February, 2005.

The method for rock chip and channel sampling has been previously discussed in section 10.2.3 Geochemistry. This section will focus on the sampling of drill cores and RC drill cuttings. All drill holes have been designed to intersect their targets at right angles to their strike.

A total of 9404 drilling samples comprising 3585 core samples and 5819 RC percussion samples have been assayed from the project.

12.1

Diamond Drilling

The drill cores from both the 1997/98 and 2004 core drilling campaigns were placed in marked wooden core boxes at the drill site and transported to a core shed near the camp for geological and geotechnical logging, photography and splitting.  A company representative was present at the drill rig at all times to collect the core, inspect recoveries and, in 2004, to collect the Ballmark orientation data required for core orientation.  Average core recovery for both the 1997/98 and 2004 diamond drilling is in excess of 90%. The plot of recovery versus gold grade for all diamond drill holes shows no obvious correlation, suggesting no obvious bias in gold grade due to poor sample recovery (as shown in Figure 6).

Figure :

Diamond Drilling Recoveries (%) versus Log Gold (ppm).

In drill cores, the contact between mineralisation and the wall rock is generally easily recognizable. After the cores were logged, the selected sampling intervals were split in half lengthwise on site using a diamond saw. In 1997 the sampling interval was either 1 metre or 2 metres depending on geological features. In 1998, a uniform sampling interval of 2 metres was adopted. In 2004, the sampling interval was generally 1 metre with occasional shorter or longer intervals dependant on geology. In summary, the sample lengths vary from 0.3 metres to 4 metres, with an average of 2.2 metres, where sample end points are selected to honor both the main geological units and also obvious geological/structural features, such as veins or faults. The plot of Log gold versus sample interval length is shown in Figure 7. The MS Excel line of best fit (linear) is displayed on the plot. There appears to be no biased relationship between gold grade and sample length.

Figure :

Diamond Drilling Gold (ppm) versus Sample Interval Length (metres).

One half of the cores were submitted for analysis with the other halves stored for future reference. The core samples were placed in marked plastic bags, sealed and readied for transport to the assay laboratory.

A total of 3585 core samples have been assayed;

•

421 in 1997

•

1066 in 1998

•

2098 in 2004

•

0 in 2005

There are no known diamond drilling, geological logging, core sampling or recovery issues that could significantly affect the accuracy or reliability of the results obtained.

A listing of 1997/98 drilling assay results is presented in Appendix IV. The 2004 diamond drilling assay results are presented in Appendix V.

12.2

RC Percussion Drilling

RC drill cuttings are geologically logged and sampled at the drill site. Drill cuttings are sampled from the face-sampling hammer bit via a cyclone at 1 metre intervals. Dependant on site access, cuttings were either split directly by a riffle splitter attached to the cyclone (the majority of holes) or collected in a container and then riffle-split on site using a riffle splitter. Samples were collected at 1m intervals with assay samples being composited into 2 metre (1997) or 3 metre (1998/2004/2005) assay intervals. Samples collected with a splitter attached directly beneath the cyclone produced an assay sample and a reject sample. The riffle was set to produce a minimum 6kg assay sample. Where samples had to be collected in a container and later riffled, the sample was split the same number of times for each 1 metre sample to make up the assay composite sample. Composite samples weights varied between 5 and 12 kg although some samples weighed as much as 22kg. All reject and assay samples were weighed on site so as to provide an indication of recovery.  In 2004, selected 1m samples were re-split from the rejects held on site using a riffle splitter to provide 1 metre assay data. These 1 metre assay samples weighed between 2.5-5kg.  Sample rejects are stored for future reference.

Calculated RC recoveries average approximately 70% for the 1997/98 drilling campaigns and 75% for the 2004/2005 drilling campaign. However, it is considered that these average figures understate the true recoveries particularly in the target zones. The main “apparent” loss of recovery is considered to be due to the loss of gauge of the hammer bit as a result of the highly abrasive ground resulting in hole diameters being less than the nominal gauge of the drill bit. In the latter part of 2004, systematic measurements of the bit at the start and completion of a hole indicated average hole recoveries as high as 94% with the last 17 holes having an average recovery of 80%. The average recovery figures also include the lower recovery values in the top few metres of the RC holes (where recoveries are as low as 5%). The plot of recovery versus gold grade for all RC holes shows no obvious correlation, suggesting no obvious bias in gold grade due to poor sample recovery (as shown in Figure 8).

Figure :

RC Drilling Recoveries (%) versus Log Gold (ppm).

The sample lengths vary from 1.0 metres to 4 metres, with an average of 2.2 metres. The plot of Log gold versus sample interval length is shown in Figure 9. The MS Excel line of best fit (linear) is displayed on the plot. There appears to be no biased relationship between gold grade and sample length.

Figure :

RC Drilling Gold (ppm) versus Sample Interval Length (metres).

A total of 5819 RC samples have been assayed comprising;

•

1981 samples in 1997

•

2391 samples in 1998

•

1384 samples (780 x 3m composites; 604 x 1m samples) in 2004

•

63 samples (63 x 3m composites; 0 x 1m samples) in 2005.

There are no known RC drilling, geological logging, sampling or recovery issues that could significantly affect the accuracy or reliability of the results obtained.

A listing of 1997/98 drilling assay results is presented in Appendix IV. The 2004/2005 RC percussion drilling assay results are presented in Appendix VI.

(1) Note: Selected 1m samples are presently being re-split from the 2005 drill holes, from the rejects held on site using a riffle splitter to provide 1 metre assay data from the 3m composites. No results are available at the time of writing.

13.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Sample Preparation

A comprehensive description of the sample preparation, analyses and security at La Cabeza is detailed in Harley (2004) and Verzosa (2002). Details from Harley (2004) are included below to fulfill the technical reporting requirements of NI 43-101 along with additional work performed by Exeter up to the end of February, 2005.

Apart from the initial sampling of drill core and RC cuttings on site and the subsequent transport of samples to the laboratory or authorised laboratory representative, no employee or representative of either AMD or Exeter Resource Corporation has been involved with the preparation of samples for analytical purposes.

In 1997, all samples were despatched to and prepared by American Assay Laboratories (AAL) in Mendoza, Argentina.  The AAL sample preparation procedure comprised:

•

Sample receipt and verification

•

Preliminary drying of total sample at 1050 C

•

Primary jaw crush of total sample to approximately –12.5mm (-1/2 inch)

•

Secondary hammer mill crush of total sample to 2-3mm

•

Riffle split of nominal 2-3mm material to produce 250 gram subsample

•

Further drying of 250 gram subsample at 1050 C (approx. 1 hour)

•

Pulverisation of complete 250 gram sample to 90% passing –150#

•

Sieve checking pulverised sample for presence of oversize material

•

Homogenisation of pulp prior to splitting out assay sample

In 1998, all drilling samples were despatched to and prepared by the ALS-Chemex laboratory in Mendoza, Argentina. The ALS-Chemex sample preparation procedure comprised:

•

Sample receipt and verification

•

Drying total sample at 1100 C

•

Jaw crush total sample to 100% – ¼ inch (- 6.35mm)

•

Homogenization of sample prior to riffle splitting 3kg of  – ¼ inch sample

•

Pulverisation of entire 3kg sample in a Labtechnics LM5 pulveriser to 85% passing -200# and 95% passing –150#.

•

Riffle splitting of 250 grams of pulp for analysis.

In 2004, all samples were despatched to and prepared by the ALS-Chemex laboratory in Mendoza. The ALS-Chemex sample preparation procedure comprised:

•

Sample receipt and verification

•

Drying total sample at 1100 C

•

Jaw crush total sample to 100% - 2.0mm

•

Homogenization of sample prior to riffle splitting 3kg of  – 2mm sample

•

Pulverisation of entire 3kg sample in a Labtechnics LM5 pulveriser to 95% passing –150#.

•

Riffle splitting of 250 grams of pulp for analysis.

In late August 2004, the sample preparation methodology was changed for drill core samples only. The sample preparation for rock chips and RC percussion chip samples remained unchanged to that noted above. For diamond core holes LCD-56 to LCD-60, the preparation was modified to provide suitable coarse crush material for possible metallurgical testwork. The modified preparation for these five core holes was as follows:

•

Sample receipt and verification

•

Drying total sample at 1100 C

•

Jaw crush total sample to 100% -12.5mm

•

Homogenization of sample prior to riffle splitting –12.5mm material into two equal halves.

•

Storage of one half of the –12.5mm material for future metallurgical testwork

•

Jaw crush remaining half of –12.5mm material to 100% passing –2mm

•

Homogenization of –2mm material prior to riffle splitting 3kg of –2mm sample.

•

Pulverisation of entire 3kg sample in a Labtechnics LM5 pulveriser to  95% passing –150#.

•

Riffle splitting of 250 grams of pulp for analysis.

13.2

Analyses

All 1997 core samples were sent to American Assay Laboratories (AAL) in Mendoza for sample preparation and gold analyses (50g F.A/A.A finish, 10ppb detection). For further verification purposes selected samples were re-assayed for gold by fire assay in 1998 at AAL in Mendoza, AAL in Reno and ALS-Chemex in Mendoza.

All 1998 core samples were sent to ALS-Chemex Laboratories in Mendoza for sample preparation and gold analyses by fire assay (50gm F.A/AA, 0.01ppm detection). Original pulps from all samples with grade intervals > 1.0g/t Au were re-assayed by ITS-Bondar Clegg in La Serena, Chile for gold by fire assay (50gm, 5ppb detection) as part of quality control measures.

All 1997 RC percussion drill cuttings samples were sent to American Assay Laboratories (AAL) in Mendoza for sample preparation and gold analyses. Assays were completed for gold only (50g F.A/A.A finish, 10ppb detection). Selected samples were reassayed for gold by fire assay in 1998 at AAL in Mendoza, AAL in Reno and ALS-Chemex in Mendoza.

All 1998 percussion drill cuttings samples were sent to ALS-Chemex in Mendoza for sample preparation and gold analysis by fire assay (50gm F.A./AA), 0.01ppm detection). Original pulps from all samples with grade intervals > 1.0g/t Au were re-assayed by ITS Bondar Clegg in La Serena, Chile for gold by fire assay (50gm, 5ppb detection) for check assays.

In 1997, selected samples were analysed for silver by AAL by both A.A.S. (0.3ppm detection) and ICP (1ppm detection). In 1998, selected composites of gold intercepts were assayed for silver and a range of other elements at ALS-Chemex by ICP (1ppm Ag detection)

All 2004 core, 2004/2005 RC percussion and rockchip samples were sent to ALS-Chemex in Mendoza for preparation and subsequent gold analysis at the ALS Chemex laboratory in La Serena, Chile by fire assay with an AAS finish (50gm F.A/A.A, 5ppb detection). Samples assaying greater than 10ppm gold were re-assayed at ALS Chemex by fire assay using a gravimetric finish (10ppm detection). All samples assaying greater than 1ppm gold were routinely re-assayed by ALS Chemex to provide a check on the original assay.  Selected samples from holes LCP-106 and LCP-107 were assayed by the duplicate screen fire assay method using both a –150# �uthorized�io and a –200# �uthorized�io. The screen fireassay and check fire assaying has indicated that gold appears to be evenly distributed through samples and there is no coarse gold bias.

All 2004 core and 2004/2005 one metre RC percussion chip samples assaying greater than 0.5ppm gold have been assayed for silver at the ALS Chemex laboratory in La Serena by AAS (0.5ppm detection). Samples assaying greater than 100ppm silver have been re-assayed with a gravimetric finish.

The ALS Chemex laboratories in Chile and Argentina are certified to ISO9001.

13.3

Quality Control

Quality control procedures have included the use of geochemical standards, sample duplicates (RC samples only), geochemical blanks and check assaying.

In the drilling programmes, acceptable assay values were maintained by the use of geochemical standards, sample duplicates and check assays. In the 1997 drilling programmes, a geochemical standard was inserted at a frequency of approximately 1 in 20 to 1 in 30 samples. In the 1998 drilling programmes, geochemical standards were inserted at a frequency of 1 in 20 samples for core samples while a geochemical standard or a duplicate was inserted at frequency of 1 in 10 samples for the RC percussion samples. In the 2004/2005 drilling programmes, a geochemical standard or a blank was inserted at a frequency of 1 in 10 samples for the core samples while a geochemical standard, blank or duplicate were inserted at a frequency of 1 in 10 samples for the RC percussion samples. In addition, significant check assaying has been undertaken on samples from all drilling programmes.

13.3.3.1

Geochemical Standards

Geochemical standards have routinely been used in all geochemical and drilling programmes at La Cabeza. Geochemical standards have been supplied by Australian Geostandards Pty Ltd, Gannet Laboratories (Australia) and Alex Stewart (Assayers). In general, a laboratory assay value for a standard within 15% of the accepted value was considered to be acceptable. Laboratories were given explicit instructions on the use and handling of the standard.

In 1997, geochemical standards were inserted into both the rock chip sampling and drilling assay series at a frequency of 1 in 20 to 1 in 30 samples. In the 1998 rock chip and drilling programmes, a standard was included within the sampling series at a frequency of 1 in 20 samples. In the 2004 core drilling programme, a standard is included within the sampling series at a frequency of 1 in 20 samples.

In the 1997 drilling programmes, large numbers of samples were submitted to the laboratory (AAL-Mendoza) in one batch. These batches often included between 3-6 standards. If there were 1 or 2 standards with laboratory assay values >+15% of the accepted value and the remaining standard assays were acceptable, then the overall batch of assays was accepted provided the routine repeat assaying by the laboratory was also acceptable. On account of unacceptable values, check assaying involving approximately 10% of the 1997 drill assays were instigated using AAL (Mendoza), AAL (Reno) and ALS-Geolab (Mendoza). Comparing the results from each laboratory ALS-Chemex showed better accuracy. In the 1998 drilling programme, ALS-Chemex with some exceptions, provided good to very good accuracy with assaying of standards. Of 186 standards assayed, 120 (64%) were within 5% of the accepted value; 167 (90%) were within 10% of the accepted value and 178 (95%) were within 15% of the accepted value. The assay results for the standards from the 1997 and 1998 programmes are tabulated in Appendix VII.

For the 2004 and 2005 drilling programme a total of 172 standards were assayed by ALS Chemex, of which:

•

95% of the RC standards assayed within 15% of the theoretical values

•

90% of the diamond drilling standards assayed within 15% of the theoretical values

The assay results for the standards for both the RC and diamond drilling for the 2004 and 2005 programmes are tabulated in Appendix VIII.

For the 2004 and 2005 channel sampling a total of 59 standards were assayed by ALS Chemex, where in excess of 91% assayed within 15% of the theoretical values. The assay results for the standards for the 2004/05 channel sampling are tabulated in Appendix IX.

13.3.2

Duplicate Samples

The use of duplicate samples was employed in the 1998, 2004, and 2005 percussion drilling programmes. Duplicates collected on site were inserted in the sampling series at a frequency of 1 in 20 for the 1998 drilling and 1 in 30 for the 2004/2005 drilling. Since the duplicate samples were not intentionally made to coincide with �uthorized�ion many of the assays were below the detection value of 0.01 ppm Au. In general, a variation in sampling rather than analytical procedures is thought to cause any difference between the values of duplicate samples. In cases where the difference exceeded 20% in assays greater than 0.10 ppm Au then check assaying became an option. The results of the duplicate sampling are displayed in Appendix X.

13.3.3

Blanks

In 2004 and 2005, geochemical blanks prepared from barren quartz have been submitted into the diamond core sample sequence at a frequency of 1 sample in 20 and into the RC percussion sample sequence at a frequency of 1 sample in 30.

With several exceptions, assay results of the blanks have routinely been less than 0.005 ppm (i.e.: less than the detection limit). The results of the blank sampling are displayed in Appendix XI.

13.3.4

Check Assaying

A number of check assaying programmes have been completed on drilling samples from all programmes.

Check assaying was carried out at the completion of the 1997 and 1998 drilling programmes with approximately 10% of all drilling samples being assayed by a second laboratory (ALS Chemex or ITS-Bondar Clegg). In general, pulps from samples with original values greater than 1.0 g/t Au were re-assayed by a second independent laboratory.

At the end of 1997, AMD selected a number of drill hole intersections grading > 1.0 g/t Au from the 1997 RC-drilling programme which had originally been assayed as 3m composites. The individual 1m samples making up the original composites were re-sampled on site and submitted for assaying. The aim was to evaluate the distribution of gold within the 3m interval and to compare the weighted average of the three individual 1m assays to the original assay of the 3m composite. A total of 83 samples were submitted to American Assay Laboratories (AAL) in Mendoza for preparation and analysis for gold (50gm fire assay, 10ppb detection). The pulps were also submitted to ALS-Chemex for check assaying (50gm fire assay, 0.01ppm detection). While gold values in some holes were relatively evenly spread through each of the 3m intervals, values in other holes were heavily weighted by a single 1m high-grade assay. In some cases, these narrow but high-grade interval carried across two 3m intervals. Comparison of the overall gold grades indicate, with one exception, a grade reduction of between 2-36% (av.-16%) in the 1m assay intervals compared to the original 3m assay interval.

Also at the end of 1997, a total of 267 samples (~10% of the 1997 drilling assay samples) from 36 separate holes were re-assayed (fire assay, 50gm) by both AAL and ALS Chemex. Approximately 34% of the samples assayed in excess of + 20% of the original assay. As ALS-Chemex analyses of geochemical standards was acceptable (+ 5% of the accepted value), the ALS Chemex results have been adopted as the prime assay.

A listing of check assay quality control for the 1997 drilling is shown in Appendix XII.

At the end of 1998, 324 samples from intervals grading greater than 1.0 g/t gold were check assayed (fire assay, 50gm) by ITS-Bondar Clegg in La Serena, Chile. The intervals were selected from 45 separate 1998 percussion and diamond holes. Overall, the ITS-Bondar Clegg assays were 13.2% higher than the ALS Chemex assays; however as Bondar Clegg’s assaying of geochemical standards was consistently higher than the accepted value (average 9.2%), the ALS Chemex assays have been accepted as the prime assays. A listing of the check assay quality control for the 1998 drilling is shown in Appendix XIII.

In 2004 and 2005, all samples assaying greater than 1.0 ppm gold have been routinely re-assayed by ALS Chemex by fire assay (50gm, 0.05 ppm detection). In excess of 90% of check assays are within 15% of the original assay, and are presented in Appendix XIV. No assaying of 2004 and 2005 drill samples by a second independent laboratory has been completed although this work is planned.

13.4

Security

Sampling of rock chips, channel samples, percussion chips and drill cores has been conducted on site by company personnel under the supervision of experienced company geologists.

Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, 2-6 assay samples are then placed in larger woven plastic bags which are then also sealed and numbered in readiness for transport to the laboratory.

In 1997, all samples were transported from site by company vehicle directly to the AAL laboratory in Mendoza.

 In 1998, all samples were either transported from site by company vehicle directly to the ALS Chemex laboratory in Mendoza or delivered by company vehicle to an �uthorized ALS Chemex representative at a predetermined sample transfer location at General Alvear located approximately midway between the La Cabeza site and Mendoza. When samples were transferred at General Alvear, the samples were always directly offloaded from the company vehicle to the ALS Chemex vehicle and the ALS Chemex vehicle then returned directly to the laboratory in Mendoza.

In 2004 and 2005, all samples were transported from site by company vehicle directly to the ALS Chemex laboratory in Mendoza.

13.5

Opinion on the Adequacy of Sampling, Sample Preparation, Security and Analytical Procedures

The authors consider that the sampling, sample preparation, security and analytical procedures and results detailed in this report by both AMD and Exeter conform to the expected industry norms.

14.0

DATA VERIFICATION

A comprehensive description of the data verification at the La Cabeza Gold Property is detailed in Harley (2004) and Verzosa (2002). Details from Harley (2004) are included below to fulfill the technical reporting requirements of NI 43-101 along with additional work performed by Exeter up to the end of February, 2005.

The various steps taken by AMD and Exeter in ensuring the integrity of analytical data are consistent with standard industry practice particularly in the exploration for precious metals. The sampling procedures are consistent with the authors understanding of the style of mineralisation and structural controls in the various deposits. The authors’ examination of drill cores, particularly in regard to the recognition of mineralized intervals verified the soundness of the core sampling procedure. Exeter personnel conducted inspections of the AAL Mendoza preparation facility and laboratory in 1997, the modern ALS Chemex preparation facility and laboratory in Mendoza in 1997/1998 and the ALS preparation facility in Mendoza in 2004.  The ALS Chemex laboratory includes among its clients Barrick Gold, Teck Corp. and Cominco. The ALS Chemex laboratories in Mendoza and La Serena are certified to ISO9001.

An independent review of the project was undertaken in 1999 by consulting geologist Ruben S Verzosa (P.Eng) from Langley BC. Verzosa reviewed the AMD exploration data in some detail and also conducted site visits to examine drill cores and surface geology. Verzosa concluded that AMD’s work was of a high standard (refer to Verzosa, 1999).

As of mid 2004, the entering of new assay data has been the sole responsibility of the senior on-site project geologist. Validation of the database has been a five stage process:

i.

Perusal of existing Quality Control products to identify areas for further investigation.

ii.

Visual checking by the data entry project geologist.

iii.

Detailed validation of all raw data by Exeter and independent consultants.

iv.

xtensive checking by senior Exeter personnel for simple errors in MS Excel.

1.

Checking of the database �tilizing Micromine software validation tools.

Although numerous errors were discovered, most were minor and of no major consequence. Errors of note were:

1.

An error was noticed in a formula within a spreadsheet that produced incorrect recovery calculations in the last samples of RC drill holes. Samples had been weighed in one metre intervals and then a composite recovery over three metres was calculated. If the last composite only contained one or two metres then an error resulted producing a recovery figure lower than it should have been. The holes affected were corrected.

2.

Any missing information was noted and was followed up. For example the sample weights of seven samples were missing.

3.

The databases had previously omitted the RC pre-collars for LCD-14, LCD-26, and LCD-27, and actually included RC assay results under the heading of a LCD hole. The RC pre-collars (LCP-56, LCP-78 and LCP-82, respectively) were entered into the assay and collar files and the assay results amended. It is important to correctly distinguish between RC and DD holes if they are at some stage to be flagged to assist with Resource classification.

4.

Numerous values in the MS Excel files had a combination of comma or full stop usage for the decimal point (a problem originating from the Latin American usage of commas as decimal points). There were also numerous values that had been assigned as characters rather than numbers. All of these were corrected.

5.

There was a general mix up for designating values below detection limit. These were all changed to a value of half of the detection limit (normal practice). It is unclear as to whether some below detection limit values were incorrectly entered as the value (e.g.: <0.005 entered as 0.005). It was beyond the scope of the present validation to check all assays individually, however this will be performed in the next programme.

6.

Where intervals had not been sampled within LCP and LCD holes (because of barren rock types, etc.) no interval existed in the MS Excel assay file. It was known that this would generate a “missing interval” error in Micromine (or other software) and as such each interval was entered (as a FROM and TO with no assay data).

A total of six MS Excel files were imported into Micromine, to form the basis for future in-house and external consultant use. The Micromine validation tool checked each of the assay, collar and survey files individually and then as a group. Numerous additional errors were reported (that are presently difficult to locate within MS Excel with the database in its present form) and can be summarised as; missing intervals, collar missing or wrong, surveys beyond base of hole, records beyond total depth, non consecutive surveys and missing hole (interval file), errors. All of the errors were checked against actual/original data, where possible, and corrected.

In summary, the authors have verified the data set that has been relied on and are satisfied that any residual errors are unlikely to have a material effect on the resource estimation.

15.0

ADJACENT PROPERTIES

There is no information concerning an adjacent property.

16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

At the time of writing no new results of metallurgical test work were available. Previous metallurgical testing is discussed in Harley (2004).

17.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1

AMD (1999)

Both Harley (2004) and Verzosa (2002) discuss in detail the 1999 AMD mineral resource estimate. The resources were manually calculated using the polygonal cross section method of estimation, with the results summarised in Table 1. “The calculated resource is under the ‘inferred mineral resource’ classification according to the CIM Standards on Mineral Resources and Reserves Definitions (August 20, 2000).

Table :  1999 Inferred Mineral Resource Summary for the La Cabeza Gold Property (from Harley, 2004).

Cut-off (g/t Au)	Tonnes (T)	Grade (g/t Au)	Ounces Gold (Ozs)

0.2	24,732,000	1.10	889,000
0.5	11,976,000	1.83	718,000
1.0	6,816,000	2.82	628,000
2.0	3,398,000	4.28	475,000

Harley (2004) stated that “the author is not aware of any environmental, permitting, legal, title, taxation, socioeconomic or political issues that may adversely affect the mineral resource described in this report.”

17.2

Exeter (2005)

As stated previously, between 2004 and 2005, Exeter has undertaken a programme of combined diamond and reverse circulation percussion infill and extension drilling to further evaluate the four main prospect areas at La Cabeza. The objective of the drilling programme was to drill the La Luna, El Ojo, El Cuello and La Mandibula prospects at sufficient density to lift previously defined Inferred Mineral Resources amenable to open pit mining to Indicated Mineral Resource status. Incorporating previous drilling by AMD, these four prospects have now been drilled at a nominal 50m x 25m grid pattern to a depth of 60 metres below surface.

As part of the continual evaluation of La Cabeza the mineral resources were re-estimated, incorporating the new results of Exeter with the historical AMD data. In early 2005 Hellman & Schofield Pty Ltd (H&S) were consulted to prepare revised resource estimates for the El Cuello, La Luna, El Ojo and La Mandibula prospects. Exeter supplied the drill hole database, and wireframe models of geological features for the deposits that were used as domain boundaries for data analysis and resource estimation. Gold grade estimation was performed using Multiple Indicator Kriging (MIK), while silver was estimated using Ordinary Kriging (OK). OK estimates were also produced for gold, using a smaller block size than the MIK panels. Nominal density values were assigned to the models for calculation of resource tonnage.

17.2.1

Exeter - Manual Polygonal Cross Sectional Estimations

The El Cachete prospect was re-calculated internally utilising the manual polygonal cross sectional method of estimation. Although new geological models were utilised in the El Cachete estimation process, it was deemed inappropriate to use computer estimation methods at this time, due to a lack of substantial drilling density.

Cross sections at a scale of 1:500 were constructed incorporating all drill data including assays and surface geology. On the basis of the geological information, projections were made to establish the configuration of the deposit. A global inferred resource was calculated at a 0.5 g/t and 1.0 g/t cut-off. The parameters used to establish the individual resource blocks were the same as those used previously by AMD and detailed in Harley (2004) and Verzosa (2002), as follows:

•

A minimum 2 metre true width for the 1.0 g/t Au cut-off estimate

•

A minimum 3 meter true width for the 0.5g/t Au cut-off estimate

•

An S.G. of 2.6 (based on limited field measurements of drill core and surface samples)

•

Ore blocks were projected midway between cross sections and from the shallowest hole intersection to the surface where geological information was available, otherwise blocks were projected midway to the surface. Similarly ore blocks were projected 25 meters below the deepest drill hole intersection on a section and in some instances greater where geological extensions were strongly indicated.

•

Ore blocks were projected from 25 to 50 metres beyond end sections depending on the surface geology and the confidence in the geological interpretation.

Each cross section was scanned and loaded into MapInfo software. The ore blocks were then digitized onto previously prepared digital sections and then the Cartesian area (in square metres) of each block was calculated utilising the existing function in MapInfo.  Each calculated area was then used to determine the tonnage for each block. A summary of the results for each section is displayed in Appendix XV, and the sections themselves are displayed in Appendix XVI.

The previous AMD resource estimation figures for the El Labio East, El Labio South and El Labio West prospects have been utilised, as no new geological information was available. These 1999 Inferred Mineral Resource figures were manually calculated using the polygonal cross section method of estimation and is detailed in Harley (2004) and Verzosa (2002).

Using cut-off values of 0.5 g/t and 1.0 g/t Au, the total estimated global Inferred Mineral Resources of the El Cachete, El Labio East, El Labio South and El Labio West prospects are summarized in Table 2.

Table :  2005 Inferred Mineral Resource Summary for El Cachete, El Labio East, El Labio South and El Labio West Prospects

		INDICATED RESOURCE			INFERRED RESOURCE
DEPOSIT	CUTOFF		Grade	Contained		Grade	Contained
		Tonnes	Gold	Gold	Tonnes	Gold	Gold
	g/t Au	Mt	g/t	ounces	Mt	g/t	ounces

CACHETE	0.5	-	-	-	0.35	3.08	35,000
LABIO EAST	0.5	-	-	-	0.10	4.44	14,000
LABIO SOUTH	0.5	-	-	-	0.07	2.45	6,000
LABIO WEST	0.5	-	-	-	0.08	1.67	4,000

TOTAL	0.5	-	-	-	0.6	3.1	59,000

CACHETE	1.0	-	-	-	0.33	3.39	36,000
LABIO EAST	1.0	-	-	-	0.09	4.96	14,000
LABIO SOUTH	1.0	-	-	-	0.07	2.45	6,000
LABIO WEST	1.0	-	-	-	0.09	2.04	6,000

TOTAL	1.0	-	-	-	0.6	3.3	62,000

Note: The apparent discrepancy of the loss of ounces between the 0.5 g/t Au and the 1.0 g/t Au cut-offs is a result of the selection of differing minimum widths (3.0 m and 2.0 m respectively) applied to each cut-off.

17.2.2

Exeter & H&S – Multiple Indicator Kriging Estimations

17.2.2.1

Introduction

To assist in evaluating the La Cabeza Gold Project, H&S were contracted in late 2004 to early 2005 to estimate global Mineral Resources. A report detailing work completed, conclusions and recommendations is presented in Appendix XVII.

The entire Exeter database was presented to H&S, consisting of 197 drill holes, totaling 20,868 metres with 9233 assays. An additional 2051.6 metres of sawn channel samples with 1023 assays was also supplied. Drill holes consist of a combination of diamond and RC percussion holes. The database comprises AMD 1997-98 data and newly acquired Exeter data.

H&S prepared Multiple Indicator Kriged (MIK) block models for the El Cuello, La Luna, El Ojo and La Mandibula deposits. Methods and parameters used were in accordance with principles accepted in Canada. The MIK method of interpolation was utilised to reduce the influence of potential high grade gold outliers.

17.2.2.2

Database

The Exeter database consists of a series of MS Excel spreadsheets. A total of six MS Excel files were imported into Micromine, to form the basis for future in-house and external consultant use. The resultant files are:

1.

An assay file… includes all drilling (both LCP and LCD holes) assay intervals.

2.

A collar file… includes all drilling (both LCP and LCD holes) collar details, with coordinates in the Gauss Kruger projection (similar to UTM), faja 2, Campo Inchcauspie datum.

3.

A survey file… includes all drilling (both LCP and LCD holes) down-hole survey data.

4.

A geology file… all drilling (both LCP and LCD holes) geology codes.

5.

A channel sample file… includes all channel sample (those cut via diamond saw) assays and positional data, with coordinates in the Gauss Kruger projection.

6.

A topography file… includes all surveyed points (5218) over the La Cabeza Project, with coordinates in the Gauss Kruger projection.

AMD established an initial grid at La Cabeza in January 1997. This grid was designed to encapsulate all known zones of interest, as determined by reconnaissance work up to that date. AMD personnel using a theodolite and tape measure established a 5.5km north-south baseline. (Grid North = 00 T = 356.50 M) This baseline was designed to pass through the high grade El Labio veins (or the "56 Vein" as it was known), and was given a 10,000E nomenclature. East-west cross lines were initially established every 200m along this north-south baseline, and extended for a total of 4.4km covering an area of approximately 2300 Ha. This grid (which is termed the La Cabeza Grid) extends from 9800-15000 N, and 8000-12400E.

Theoretical Drilling Grids were established on four of the ten gold prospects at La Cabeza, namely La Luna, El Ojo, La Mandibula and El Cachete. In each of these prospects, the main structural and geological trends do not strike in a north-south orientation (as per El Cuello and El Labio) but rather in a NW orientation. Theoretical drilling grids paralleling these trends were therefore established at El Ojo, La Luna, La Mandibula and El Cachete. This enabled plotting of drilling at these prospects on grid-based cross sections that are essentially normal to the strike trend of geology and mineralisation. It should be noted that these drilling grids do not physically exist on the ground, but were construed out of necessity for presentation purposes (i.e., they exist on paper only).

Additional columns were entered into the topographic and collar files to accommodate the local grid coordinates. Filters were established to separate each drill hole or channel by prospect. The Micromine grid transformation (in a plane) function was then utilised to create local grid coordinates for each of the prospects (i.e.: El Cuello, La Luna, El Ojo, La Mandibula-El Cachete, and Others – where others include holes designated as; El Labio, La Oreja, Breccia, Bore, La Patilla, IP and La Barbilla). Additional columns were also set up for the collar and survey files to accommodate a local azimuth for direction drilled, and the relevant values calculated. Table 3 summarises the grid conversion details.

Table :  Gauss Kruger Projection to Local Grid Coordinates Details

PROSPECT	BASED ON DRILL HOLE	LOCAL GRID	GAUSS KRUGER GRID	BASELINE ORIENTATION
Cuello	LCP-31	10434 E 10200 N	2548977.89 E 5983554.71 N	0[o] TN
Luna	LCP-41	2000 E 2000 N	2549736.63 E 5985067.22 N	310[o] T
Ojo	LCP-27	2000 E 2000 N	2548587.00 E 5984732.00 N	300[o] T
Mandibula	LCP-35	2000 E 2000 N	2548332.63 E 5984355.95 N	310[o] T
Cachete	LCP-35	2000 E 2000 N	2548332.63 E 5984355.95 N	310[o] T

Note: Cachete uses the same local grid as Mandibula.

17.2.2.3

Geological Models

Initially plans were constructed at 1:1000 scale detailing geology, structure and mineralisation, for the El Cuello, El Ojo, La Luna and La Mandibula deposits. Plans and accompanying cross sections at 1:500 scale were then constructed concentrating on features to be utilised in the resource estimation process (faults, contacts, and domain boundaries). These were then scanned and the relevant details digitized utilising MapInfo. Each item was then exported as an AutoCAD “.dxf” file and imported into Micromine. As basic MapInfo only works in two dimensions the third dimension was entered manually for each item in Micromine (for plans this was the RL and for cross sections this was the northing). The entire process was simplified by applying a naming convention to each item identifying; prospect, object type (fault, domain boundary, etc.), and northing or RL.

All of the required data for H&S was sent on the 6th March 2005, to commence block modeling/resource estimation. Following is a brief discussion on the data that was supplied.

•

ASS_TOT.txt

total drill hole assay interval file.

•

COL_TOT.txt

collar file of all drill holes. It includes coordinates in Gauss Kruger Projection with true azimuth as well as calculated local grid coordinates and local hole azimuths. Each hole includes a prospect/deposit code, where: 1=Cuello, 2=Luna, 3=Ojo, 4=Mandibula, 5=Cachete and 6=Other (Where Other = Labio, Oreja, Breccia, Bore, Patilla, IP and Barbilla). A number of filters were set up in Micromine to apply calculations, set up displays, etc, via the prospect code.

•

SUR_TOT.txt

down hole survey file of all drill holes. It includes a true azimuth, prospect code and calculated local azimuth.

•

GEO_TOT.txt

total geology code file of all drill holes.

•

CHANLC.txt

all channel samples (cut with a portable diamond saw… equivalent to half core). It includes coordinates in Gauss Kruger Projection, as well as calculated local grid coordinates and prospect codes.

•

TOPO_TOT.txt

topographic file with all points surveyed via total station theodolite. It includes coordinates in Gauss Kruger Projection (EAST_GK and NORTH_GK), as well as calculated local grid coordinates in columns as follows:

1.

E_CU_OT & N_CU_OT:  Eastings and Northings, respectively in Cuello (Other) grid format.

2.

E_LUNA & N_LUNA:  Eastings and Northings, respectively in Luna grid format.

3.

E_OJO & N_OJO:  Eastings and Northings, respectively in Ojo grid format.

4.

E_MAN_CAC & N_MAN_CAC:  Eastings and Northings, respectively in Mandibula and Cachete grid format.

The following is a description of wireframes supplied to H&S:

CUELLO DEPOSIT

The following screen-shots illustrate the wireframes:

Looking to the NE:

Looking to the NW:

East
10530
10500
10470
10440
10410
10380
10350
10320
North
10050
10080
10110
10140
10170
10200
10230
10260
10290
North
10050
10080
10110
10140
10170
10200
10230
10260
10290
East
10500
10470
10440
10410
10380
10350
1200
1180
1160
1140
1120
1100
1080
1060
1040
RL

Where;

CDo1_WF.dxf	Identifies the main mineralized zone, between CDo1 to CDo2. It was defined by silicification and rock type.
CDo2_WF.dxf	Identifies the barren dyke. It was interpreted from rock type.
CDo3_WF.dxf	Identifies a change in mineralisation style. Essentially a re-interpretation of a rock type boundary.
CFa2_WF.dxf	Interpreted fault, that definitely displaces the barren dyke but it is unclear as to whether it displaces the mineralisation. It is used as a hard boundary.

All mineralisation appears to sub-parallel the main dyke/CDo1 boundary, except the mineralisation to the west of CDo3, where it appears to parallel CDo3.

LUNA DEPOSIT

The following screen-shots illustrate the wireframes:

Looking to the NE:

East
1830 1860 1890 1920 1950 1980
North
2250 2200 2150 2100 2050 2000 1950 1900 1850
RL
1260 1230 1200 1170 1140 1110 1080 1050 1020 990
RL
1260 1230 1200 1170 1140 1110 1080 1050 1020 990
2250 2200 2150 2100 2050 2000 1950 1900 1850
North
1860 1890 1920 1950 1980 2010
East

Looking to the NW:

Where;

LFa1_WF.dxf	Definite hard boundary fault, where mineralisation east and west of this fault both dip 30[o] – 35[o] to the west, and strikes approximately north.
LFa5_WF.dxf	Definite hard boundary fault, where mineralisation above the fault is terminated, and mineralisation below the fault is interpreted to sub-parallel the structure.
LFa6_WF.dxf	Definite hard boundary fault, which terminates mineralisation and other structures.
LDo2_WF.dxf

Hard boundary domain, where mineralisation east of the structure dips 30[o] – 35[o] to the west, and strikes approximately north. Mineralisation to the west is sub-vertical to a slight westerly dip, and sub-parallels the domain boundary. Most of this domain boundary is coincident with a structure that defines the eastern limit of the 32 Vein.

LDo3_WF.dxf

Hard boundary domain, which divides the sub-vertical (to a slight westerly dip) mineralisation to the east (that sub-parallels domain boundary LDo2) with mineralisation that is sub-vertical to a slight easterly dip and sub-parallels the domain boundary LDo3. It was defined by the limit of silica veining and in minor places, 0.3 g/t Au. To the north it appears to be coincident with a fault.

OJO DEPOSIT

The following screen-shots illustrate the wireframes:

Looking to the NE:

East
1920
1960
2000
2040
2080
2120
2160
North
2040
2010
1980
1950
1920
1890
1860
1830
RL
1260
1230
1200
1170
1140
1110
1080
RL
1260
1230
1200
1170
1140
1110
1080
2010
East
2040
2080
2120
2160

Looking to the NW:

East
1960
2000
2040
2080
2120
2160
2200
North
1830
1860
1890
1920
1950
1980
2010
2040
RL
1260
1230
1200
1170
1140
1110
1080
1960
2000
2040
2080
2010
1980
1950
1920
1890

Where;

ODy1_WF.dxf	Identifies a barren dyke. It was interpreted from rock type. It cuts both faults; OFa1 and OFa2.
ODy2_WF.dxf	Identifies a barren dyke. It was interpreted from rock type.
ODy3_WF.dxf	Identifies a barren dyke. It was interpreted from rock type.
ODo1_WF.dxf

At depth this is defined by 0.3 g/t Au (which marks a significant drop off in grade), and near surface is defined by interpreted rock types and silicification that appears to sub-parallel the barren dyke. This mineralisation is interpreted to sub-parallel the dyke ODy1.

ODo2_WF.dxf	This is defined by 0.3 g/t Au (which marks a significant drop off in grade), where this mineralisation is interpreted to sub-parallel the dyke ODy2.
ODo3_WF.dxf	This is defined by 0.3 g/t Au (which marks a significant drop off in grade), where this mineralisation is interpreted to sub-parallel the dyke ODy3.
OFa1_WF.dxf	Hard boundary interpreted fault.
OFa2_WF.dxf	Hard boundary interpreted fault.
OFa3_WF.dxf	Hard boundary interpreted fault.
OFa4_WF.dxf	Hard boundary interpreted fault.
OFa8_WF.dxf	Hard boundary interpreted fault.

The combination of faults OFa1, OFa2, OFa3, and ODy1 (with its corresponding ODo1) “break” the mineralisation as demonstrated in the following schematic drawing:

All mineralisation appears to strike sub-parallel to the dyke.

MANDIBULA DEPOSIT

The following screen-shots illustrate the wireframes:

Looking to the NW:

East
1830 1860 1890 1920 1950 1980 2010 2040
North
1800 1850 1900 1950 2000 2050 2100 2150
RL
1260 1230 1200 1170 1140 1110 1080
RL
1260 1230 1200 1170 1140 1110 1080
1800 1830 1860 1890 1920 1950 1980 2010
North
1850 1900 1950 2000 2050 2100 2150

Looking to the SW:

East
2040 2010 1980 1950 1920 1890 1860 1830
North
1800 1850 1900 1950 2000 2050 2100 2150
RL
1260
1230
1200
1170
1140
1110
1080
RL
1260
1230
1200
1170
1140
1110
1080
1800 1850 1900 1950 2000 2050 2100 2150
North
2010 1980 1950 1920 1890 1860 1830 1800
East

Where;

MBa1_WF.dxf	Defines the “basement contact”. It is a hard boundary and as elsewhere at La Cabeza, any mineralisation (if it exists) below this contact (or Fault?) is sub-parallel to the structure.
MFa1_WF.dxf	Interpreted hard boundary fault that presently has an unknown displacement. Mineralisation west and east of this structure dips between 40[o] and 50[o] to the east, with a northerly strike.
MFa2_WF.dxf

Interpreted hard boundary fault that defines a structure that is possibly coincident with a breccia boundary. This fault defines the boundary between near vertical mineralisation to the west and the easterly dipping mineralisation to the west. The mineralisation to the west appears to sub-parallel this structure.

NOTE:

1.

Where C, L, O and M = Cuello, Luna, Ojo, and Mandibula respectively; and Do, Fa, Dy, Ba = Domain, Fault, Dyke, and ‘Basement’ respectively.

2.

Note there are not any missing files (e.g.: “OFa5_WF”, “OFa6_WF”, or “OFa7_WF”). Some interpretations were discarded at this time if they had no impact on the future modeling.

Following examination of the data by H & S, numerous questions arose and modifications were required. These can be summarised as:

Ojo Deposit

•

LCP-79 and LCP-92:      These two holes contain an un-modeled dyke, which appears to dip near vertically and actually crops out adjacent to LCP-79 (that is compositionally different to the main Ojo dyke). Present interpretations have the mineralisation near vertical and sub-paralleling the dyke. Harley’s suggestion was to omit this as there is no expectation for future mining of the mineralisation associated with these holes. If it is steep, then drill hole LCP-79 probably drilled down dip through very thin veins. This is partly supported by the angled hole LCP-92. On this evidence this area was excluded from the estimation process.

•

The lower dyke intercept in LCP-65 was not modeled; due to its depth and the lack of any associated gold mineralisation.

•

The dyke wireframe, ODy1, was extended further south to include the southern drill holes; LCP-69, LCP-103 and LCP-118.

•

Due to the subtle difference in dip of the mineralisation east and west of fault plane OFa2, this domain boundary was omitted to ensure sufficient samples for grade interpolation.

Luna Deposit

•

Between the main Luna deposit and the southern holes LCP-20 and LCP-96, a new fault trending NE has been interpreted from IP resistivity and chargeability. This has not been modeled due to the limited data available. South of this fault the two holes have not been included in the interpolation due to limited data.

•

The domains east and west of LDo3 have been combined to ensure sufficient samples for grade interpolation.

17.2.2.4

Data Analysis

H&S (2005) provide a detailed analysis of the data for the El Cuello, La Luna, El Ojo and El Mandibula deposits. The report, included as Appendix XVII, details the geological interpretations, data distributions, sample compositing, univariate and bivariate analyses on gold and silver, and the spatial analyses.

17.2.2.5

Block Model

Two resource estimates were prepared for each deposit – an OK estimate for gold and silver and an MIK estimate for gold and a regularized OK estimate for silver. As stated by H&S (2005) “the preferred model for each deposit is the MIK recoverable estimate rather than the OK estimate. The OK models have higher tonnage and lower grade than the MIK models at all cutoff grades examined. The reason the MIK model has lower tonnage and higher grade is that the SMU for the recoverable MIK model was 2.5x5x5m (despite the large block size) while the SMU for the OK model was the block size of 2.5x12.5x10m. Therefore, the MIK estimate is more selective than the OK model.” For this reason the MIK estimates only, are discussed within this report (for details of the OK estimates refer to Appendix XVII).

The model dimensions for the four deposits are presented in Table 4.

Table :  El Cuello, La Luna, El Ojo and La Mandibula Block Model Dimensions

PROSPECT		X	Y	Z
EL CUELLO	Origin	10250	10000	1000
	Maximum	10600	10350	1250
	Block Size	5	25	10
	Number of Blocks	70	14	25
	Length	350	350	250
LA LUNA	Origin	1500	1850	1000
	Maximum	2100	2450	1300
	Block Size	5	25	10
	Number of Blocks	120	24	30
	Length	600	600	300
EL OJO	Origin	1900	1750	1080
	Maximum	2250	2100	1280
	Block Size	5	25	10
	Number of Blocks	70	14	20
	Length	350	350	200
LA MANDIBULA	Origin	1780	1300	1020
	Maximum	2155	2375	1290
	Block Size	5	25	10
	Number of Blocks	75	43	27
	Length	375	1075	270

At El Cuello deposit the search ellipse dips 70 degrees east for all zones, except zone 4 which is vertical and strikes at 337 degrees.  Details of the search strategy for the MIK model are given in Table 5 for all zones except zone 4 (direction only different).

Table :  El Cuello MIK Search Strategy

Pass/Radii	X	Y	Z
1	5	50	50
2	10	100	100
3	10	100	100
Rotations	0	20	-20
Directions	10>270	00>000	70>090
Pass/Samples	Minimum	Maximum	Octants
1	14	40	4
2	14	40	4
3	7	40	2

Nominal 1.0m composites were used for estimation at the El Cuello deposit.

At La Luna deposit the search ellipse has a strike of 345 degrees and variable dips according to the structural domains.  Details of the search strategy for the MIK model are given in Table 6 for all zones except zone 4 (direction only different).

Table :  La Luna MIK Search Strategy

Pass/Radii	x	y	z
1	25	50	10
2	50	100	20
Rotations domain 1&4		35W	15W
Rotations domain 2		-90	15W
Rotations domain 3		40E	15W
Pass/Samples
	min	max	octants
1	16	32	4
2	16	32	4

Nominal 2.0m composites were used for estimation at la Luna deposit.

At El Ojo deposit the search ellipse orientation for each domain-zone combination is presented in H&S (2005) – Appendix XVII.  Details of the search strategy for the MIK model are given in Table 7.

Table :  El Ojo MIK Search Strategy

Pass/Radii	X	Y	Z
1	50	50	10
2	100	100	20
3	100	100	20
Pass/Samples	Minimum	Maximum	Octants
1	14	40	4
2	14	40	4
3	7	40	2

Nominal 1.0m composites were used for estimation at the El Ojo deposit.

At La Mandibula deposit the search ellipse has a strike of 360º and variable dips according to the structural domains.  Details of the search strategy for the MIK model are given in Table 8.

Table :  La Mandibula MIK Search Strategy

Pass/Radii	x	y	z
1	50	50	10
2	100	100	20
Rotations domain 1&4		50E
Rotations domain 2		-90
Pass/Samples
	min	max	octants
1	16	32	4
2	16	32	4

Nominal 1.0m composites were used for estimation at La Mandibula deposit.

All models were assigned a nominal density of 2.60t/m3, “which seems acceptable because there is no obvious oxidation near surface” (H&S, 2005).

17.2.2.6

Resource Classification

As stated by H&S (2005); “The resource classification for the El Cuello MIK gold model is based primarily on the estimation search pass, which is determined by data density. A breakdown of the resources by estimation pass at the economic cutoff grades (0.5g/t Au) is given in Table 9. The first search pass is considered to be an Indicated Mineral Resource, while the second pass has been classified as an Inferred Mineral Resource.  The third pass is not considered sufficiently reliable to be classified into a JORC and has therefore been termed potential”. This potential mineralisation has not been included in this report as it does not comply with the CIM Mineral Resource and Mineral Reserve Definitions.

Table :  El Cuello Resource Classification (at a 0.5 g/t Au cut-off) from H&S (2005)

Class	Mt	g/t Au	g/t Ag	Moz Au	Moz Ag
Indicated	1.24	3.08	19.9	0.12	0.79
Inferred	2.40	1.67	5.1	0.13	0.39

“The silver estimates are based on much less actual data (337/4286 1m composites = 7.9%) than the gold estimates and the bulk of the silver ‘data’ are an assumed value of 0.5g/t where Au <0.5g/t.  Therefore, the silver grade estimates can only be considered as indicative order of magnitude estimates and cannot be reported according to the JORC code” (H&S, 2005). This is consistent with the CIM Mineral Resource and Mineral Reserve Definitions.

As for the El Cuello deposit the resource classification for the El Ojo MIK gold model is based primarily on the estimation search pass, where a breakdown of the resources by estimation pass at the economic cutoff grades (0.5g/t Au) is given in Table 10.

Table :  El Ojo Resource Classification (at a 0.5 g/t Au cut-off) from H&S (2005)

Class	Mt	g/t Au	g/t Ag	Moz Au	Moz Ag
Indicated	1.74	2.22	3.1	0.12	0.17
Inferred	1.53	0.93	1.1	0.05	0.06

“The silver estimates for El Ojo are based on much less actual data (485/3410 1m composites = 14.2%) than the gold estimates and comments regarding the silver resources at El Cuello apply equally to El Ojo, i.e. they are only indicative order of magnitude estimates and cannot be reported according to the JORC code” (H&S, 2005). This is consistent with the CIM Mineral Resource and Mineral Reserve Definitions.

As for the El Cuello and El Ojo deposits, the resource classification for the La Luna MIK gold model is based primarily on the estimation search pass, where a breakdown of the resources by estimation pass at the economic cut-off grades (0.5g/t Au) is given in Table 11. The first search pass is considered to be an Indicated resource, while the second pass has been classified as an Inferred resource.

Table :  La Luna Resource Classification (at a 0.5 g/t Au cut-off) from H&S (2005)

	Mt	Au g/t	Ag g/t	Moz Au	Moz Ag
Indicated	1.87	1.57	3.49	0.09	0.21
Inferred	3.62	1.16	1.87	0.13	0.22

“The silver estimates are based much less actual data (516/2,319 1m composites = ~22%) than the gold estimates” (H&S, 2005). As for El Cuello and El Ojo the silver grade estimates can only be considered as indicative order of magnitude estimates and cannot be reported according to the CIM Mineral Resource and Mineral Reserve Definitions.

As for the other deposits, the resource classification for the La Mandibula MIK gold model is based primarily on the estimation search pass, where a breakdown of the resources by estimation pass at the economic cut-off grades (0.5g/t Au) is given in Table 12. The first search pass is considered to be an Indicated resource, while the second pass has been classified as an Inferred resource.

Table :  La Mandibula Luna Resource Classification (at a 0.5 g/t Au cut-off) from H&S (2005)

	Mt	Au g/t	Ag g/t	Moz Au	Moz Ag
Indicated	1.33	1.16	1.08	0.05	0.05
Inferred	3.97	1.03	0.46	0.13	0.06

“The silver estimates are based much less actual data (535/1,628 1m composites = ~33%) than the gold estimates” (H&S, 2005).   As for the other deposits the silver grade estimates can only be considered as indicative order of magnitude estimates and cannot be reported according to the CIM Mineral Resource and Mineral Reserve Definitions.

The above figures were validated by the authors and Exeter in various software packages, and also calculated at a cut-off grade of 1.0 g/t Au. Table 13 displays these additional estimations along with the previous resource estimation figures produced for El Cachete, EL Labio West, Labio South and Labio East.

Table :  La Cabeza Mineral Resource Summary

		INDICATED RESOURCE			INFERRED RESOURCE
DEPOSIT	CUTOFF		Grade	Contained		Grade	Contained
		Tonnes	Gold	Gold	Tonnes	Gold	Gold
	g/t Au	Mt	g/t	ounces	Mt	g/t	ounces
CUELLO	0.5	1.24	3.08	123,000	2.40	1.67	129,000
OJO	0.5	1.74	2.22	124,000	1.53	0.93	46,000
LUNA	0.5	1.87	1.57	94,000	3.62	1.16	135,000
MANDIBULA	0.5	1.33	1.16	50,000	3.97	1.03	131,000
CACHETE	0.5	-	-	-	0.35	3.08	35,000
LABIO EAST	0.5	-	-	-	0.10	4.44	14,000
LABIO SOUTH	0.5	-	-	-	0.07	2.45	6,000
LABIO WEST	0.5	-	-	-	0.08	1.67	4,000

TOTAL	0.5	6.2	2.0	390,000	12.1	1.3	500,000

CUELLO	1.0	0.91	3.93	115,000	1.26	2.53	102,000
OJO	1.0	0.91	3.62	106,000	0.38	1.67	20,000
LUNA	1.0	1.12	2.15	77,000	1.27	2.01	82,000
MANDIBULA	1.0	0.53	1.83	31,000	1.26	1.76	71,000
CACHETE	1.0	-	-	-	0.33	3.39	36,000
LABIO EAST	1.0	-	-	-	0.09	4.96	14,000
LABIO SOUTH	1.0	-	-	-	0.07	2.45	6,000
LABIO WEST	1.0	-	-	-	0.09	2.04	6,000

TOTAL	1.0	3.5	3.0	330,000	4.8	2.2	340,000

17.2.2.7

Model Validation

The validation of all four MIK models by H&S (2005) can be summarised as:

The models were “validated by visual comparison of block and drill hole grades, comparison of model and data statistics, examination of grade-tonnage curves and comparison with previous estimates.

The visual comparison of block and drill hole grades on screen in Datamine and MineSight showed reasonable agreement between the data and estimates, and the domain boundaries have been honoured.

A comparison of model and data statistics show comparable average gold grades, allowing for data clustering and smoothing, and the histograms have a similar shape.

The grade-tonnage curves show smooth gradational distributions without unusual kinks, which appear plausible” (H&S, 2005).

Additional validations of each model have been performed by Exeter, primarily via visual comparisons of the block, drill hole and channel sample grades. As noted by H&S the drill hole and channel samples show reasonable agreement between the data and estimates, when compared visually, both on screen in Micromine and as hard copy plots of cross sections and plans.

18.0

OTHER RELEVANT DATA AND INFORMATION

18.1

Density Measurements

Previously AMD determined a value of 2.6 g/cm3 based on limited field measurements of drill core and surface samples.

A total of 69 bulk density measurement determinations were performed during 2004 by the Insituto de Materiales y Suelos, U.N.S.J. (Materials and Soils Institute at the University of San Juan, Argentina). The method for determining the density was as follows:

1.

The core sample was cut to obtain a near perfect cylinder.

2.

The sample was dried at 105o C.

3.

The diameter of the core was measured.

4.

The sample was weighed in air.

Density was then calculated as the weight of the sample divided by volume of the cylinder.

Details of the samples, along with an additional 7 samples from AMD, are presented in Appendix XVIII. The average of all 76 samples is 2.6 g/cm3.

A total of ten additional samples from diamond drill holes were selected for bulk density examinations by the University of San Juan in 2005. Three methods were trialed:

1.

Firstly the volume calculations were performed on the basis of the geometric dimension.

2.

The second method determined a bulk density from the volume of displaced water.

3.

The third method derived a bulk density from the difference of the weight of the sample in air and the weight in water.

Each sample was sealed for methods 2 and 3. The following table summarises the results:

Table :  2005 Density Measurements by the University of San Juan

SAMPLE	HOLE	PROSPECT	DEPTH		METHOD 1	METHOD 2	METHOD 3
			FROM	TO	g/cm3	g/cm3	g/cm3
SG-43	LCD-01	Labio E	89.60	89.80	2.44	2.45	2.50
SG-44	LCD-05	Labio E	16.60	16.80	2.54	2.54	2.56
SG-45	LCD-09	Labio W	25.30	25.45	2.42	2.41	2.43
SG-46	LCD-14	Mandibula	175.15	175.35	2.85	2.84	2.85
SG-47	LCD-25	Mandibula	250.00	250.20	2.77	2.76	2.77
SG-48	LCD-12	Labio E	144.00	144.22	2.64	2.63	2.65
SG-49	LCD-12	Labio E	140.80	141.00	2.77	2.74	2.80
SG-50	LCD-01	Labio E	91.85	92.00	2.57	2.59	2.59
SG-51	LCD-31	Cuello	40.80	41.00	2.58	2.60	2.59
SG-52	LCD-05	Labio E	60.69	60.75	2.44	2.44	2.47

The results from Method 3 are slighter higher than the others; where the average of Method 1 = 2.60, Method 2 = 2.60 and Method 3 = 2.62. The overall average of all values and methods is 2.61 g/cm3. This supports the present value of 2.6 g/cm3 currently utilised in the resource estimation processes.

19.0

INTERPRETATION AND CONCLUSIONS

The La Cabeza Property is extensively underlain by the Choiyoi Formation in which certain units hosts significant gold mineralisation. These units comprising rhyolitic ignimbrite and felsic porphyry include quartz vein and breccia phases that appear both structurally and stratigraphically controlled. If this interpretation is verified to be the case, a future programme on the property may use structural/stratigraphic concepts in the search for additional mineralisation. The La Cabeza Property covers a large area in which the known mineralisation occurs in a small portion of the entire property. While in general the individual gold deposits exhibit irregular thickness particularly along strike, the structures appear persistent indicating the likelihood of geological extensions under largely covered areas.

Between 1996 and 1998, AMD carried out a successful exploration program on the La Cabeza property. The success of the program was predicated on a systematic approach where initial regional surveys including the use of Landsat imagery led to the identification of gold mineralisation in the area. The results of detailed geophysical, geochemical and geological surveys followed by drilling delineated ten discrete areas of gold mineralisation, eight of which were confirmed to contain significant gold resources. In 1999 AMD calculated a global mineral resource for the La Cabeza Gold Project via the manual polygonal cross sectional method of estimation. This work delineated an Inferred Mineral Resource of 12 Mt grading 1.8 g/t gold at a cut-off of 0.5 g/t Au, totaling 720,000 ounces of gold (according to the CIM Mineral Resource and Mineral Reserve Definitions).

Between 2004 and 2005, Exeter has undertaken a programme of combined diamond and reverse circulation percussion infill and extension drilling to further evaluate five prospect areas at La Cabeza. The main objective of the drilling programme was to drill the La Luna, El Ojo, El Cuello and La Mandibula prospects at sufficient density to lift previously defined Inferred Mineral Resources amenable to open pit mining to Indicated Mineral Resource status. Incorporating previous drilling by AMD, these four prospects have now been drilled at a nominal 50m x 25m grid pattern to a depth of 60 metres below surface.

In early 2005 Hellman & Schofield Pty Ltd (H&S) were consulted to prepare revised resource estimates for the El Cuello, La Luna, El Ojo and La Mandibula prospects. Exeter supplied the drill hole database, and wireframe models of geological features for the deposits that were used as domain boundaries for data analysis and resource estimation. Gold grade estimation was performed using Multiple Indicator Kriging (MIK), while silver was estimated using Ordinary Kriging (OK). OK estimates were also produced for gold, using a smaller block size than the MIK panels. Nominal density values were assigned to the models for calculation of resource tonnage.

H&S state that “the database for La Cabeza generally appears to be satisfactory for resource estimation.  However, H&S performed only very limited validation of this information and responsibility for quality and integrity of the data rests with Exeter. The preferred model for each deposit is the MIK recoverable estimate rather than the OK estimate. The MIK recoverable estimates assume a 2.5x5x5m selective mining unit.”

The El Cachete prospect was re-estimated internally utilising the manual polygonal cross sectional method. Although new geological models were utilised in the El Cachete estimation process, it was deemed inappropriate to use computer estimation methods at this time, due to a lack of substantial drilling density. The previous resource estimation figures for the Labio East, South and West prospects have been utilised, as no new geological information was available.

This work has delineated, at a cut-off of 0.5 g/t Au, an Indicated Mineral Resource of 6.2 Mt grading 2.0 g/t gold totaling 390,000 ounces of gold, and an Inferred Mineral Resource of 12.1 Mt grading 1.3 g/t gold totaling 500,000 ounces of gold (according to the CIM Mineral Resource and Mineral Reserve Definitions).

As stated above, the four main prospects have now been drilled at a nominal 50m x 25m grid pattern to a depth of 60 metres below surface. This programme was based on preliminary in-house pit designs from AMD and revised by Exeter in late 2003. As previously reported, the extension drilling of 2004-2005, along with new sawn channel sampling and rock chip traverses, has successfully identified extended areas of mineralisation, at most of the prospects at La Cabeza. New preliminary in-house open pit design based on Whittle optimization work suggests that there is excellent potential to extend the previous conceptual pits both in aerial extent and depth. For this reason a new programme of combined diamond and reverse circulation percussion infill and extension drilling to further evaluate and increase resource confidence at La Cabeza prospects is scheduled to commence in June 2005.

20.0

RECOMMENDATIONS

1.  Potential still exists to expand the known resources both below, and along strike of the mineralisation amenable to open pit mining. Potential also exists to locate new gold systems within the La Cabeza goldfield. To fully investigate this potential six drilling programmes have been recommended. A total of 583 drill holes totaling 13,952 metres have been proposed to be drilled in less than five months, at a total cost of US$ 1,260,000. These programmes are detailed in a report presented in Appendix XIX, and can be summarised as follows:

i.  Continuation of the Stage 1 Bedrock Sampling Programme

A systematic program of reconnaissance prospecting, reprocessing of geophysical data, geologic mapping and RAB drilling geochemistry was previously recommended by Harley (2002) to locate additional centres of mineralisation, where initially, exploration should focus on the prospective porphyry-ignimbrite contacts and favourable structural positions in both outcrop zones and the intervening sand-covered areas.

On the basis of above, a 4000 metre bedrock sampling drilling program (utilising a reverse circulation hammer bit) has commenced. Shallow, vertical holes will be drilled through areas of thin but extensive wind blown sand and caliche (hardpan) to recover bedrock samples. The drilling will focus initially on the two kilometre square area that encompasses the known mineralization. An Australian built drill rig is due to arrive in Argentina in early July 2005 to continue the bedrock sampling program.

Stage 1 – 100 x 100 m pattern drilling over sand-covered areas near the La Cabeza Deposits.

215 drill holes are proposed; totaling 2150 metres.

ii.  Commencement of the Stage 2 Bedrock Sampling Programme

A second stage bedrock sampling programme is proposed, as a follow-up to Stage 1, to further delineate drill targets, prior to conventional reverse circulation and/or diamond drill testing.

Stage 2 – Follow-up to Stage 1 drilling and testing of conceptual targets.

249 drill holes are proposed; totaling 2670 metres.

iii.  Deposit Definition Drilling

Additional drilling is proposed to increase the resource confidence at the four main deposits; El Cuello, La Luna, El Ojo and La Mandibula. The primary aim is to provide additional Indicated Resources for future financial studies of the deposits.

55 drill holes are proposed; totaling 5236 metres (includes 3526 m RC percussion drilling and 1710 m of diamond coring).

iv.  New/Old Prospect Drilling

Additional drilling is proposed to increase the resource confidence, or provide new resource figures, at the following prospects; Cuello East, Mercedes, Labio South, Labio West and Labio East. The primary aim is to provide Indicated Resources for future financial studies of the prospects.

41 drill holes are proposed; totaling 2320 metres (includes 1860 m RC percussion drilling and 460 m of diamond coring).

v.  Exploratory Drilling

Exploratory drilling is proposed to test conceptual targets and extensions to known mineralisation at; Cuello North, Cuello South and Falla Escondida.

15 drill holes are proposed; totaling 1080 metres.

vi.  Diamond Drill Hole Twins of RC Percussion Holes

A programme of diamond drill hole twins of RC percussion drill holes is proposed to further assess the quality of the RC samples, at the El Cuello, La Luna, El Ojo and La Mandibula deposits. This will be beneficial for future Measured Mineral Resource allocation and Ore Reserve reporting.

8 drill holes are proposed; totaling 496 metres.

2.  Selection of approximately 1000 samples from the 2004/05 drilling programme for re-assay at another laboratory as part of the continual quality control. The cost of this re-assaying has been included in the budget presented in Appendix XIX.

3.  Selection of sufficient samples for assaying of silver to allow future Mineral Resource reporting of the element.

4.  Commencement of a regular programme of collection of bulk density data to further assist in the classification of the deposits, particularly with respect to future Measured Mineral Resource allocation and Ore Reserve reporting.

5.  Perform duplicate sawn channel sampling adjacent to existing samples to assess both the quality of the sampling procedure and the assay results.

6.  Design a drilling programme at sufficient density to lift previously defined Indicated Mineral Resources amenable to open pit mining to Measured Mineral Resource status.

7.  The current topographic model needs to be extended for future mine planning purposes along with the level of detail.

8.  The large amount of technical data and the confirmation of a significant gold resource rendered the La Cabeza property ready for preliminary studies of; mining engineering, metallurgy and process engineering, social and environmental issues, and financial aspects. This programme, which is now in progress, is directed towards the open pit mining and conventional CIL processing of the near surface gold resources previously outlined on the La Luna, El Ojo, El Cuello and La Mandibula prospects. The study should be completed and the results assessed. If positive, the company should proceed to feasibility studies as required for project financing.

The author’s consider that the character and potential of the property is of sufficient merit to justify the programmes recommended.

21.0

REFERENCES

1999: La Cabeza Project, Compilation Report, June 1996 – December 1998., Argentina Mineral Development S.A., Unpublished Company Report.

Barron, J.,

1997:

Petrological and Mineragraphic Examination of Thirty Rock Samples from La Cabeza Prospect, Mendoza Province, Argentina., Argentina Mineral Development S.A., Unpublished Company Report dated October 1997.

Borovicka, T.G., 1995:

El Azufre / Cerro Nevado Target Progress Report., N.A Degerstrom Inc. (Minera Andes), Unpublished Company Report dated January 1995.

Brodie, C., 1998:

La Cabeza Project - Mapping Programme Notes., Argentina Mineral Development S.A., Unpublished Company Report dated April 1998.

Brodie, C., 1998:

La Cabeza Project - PIMA Rock Sample Study Notes., Argentina Mineral Development S.A., Unpublished Company Report dated May 1998.

Collins, S., 1998:

La Cabeza Project - Interpretations of Induced Polarisation and Airborne Magnetic Data (Arctan Services Pty.Ltd.)., Argentina Mineral Development S.A., Unpublished Company Report dated February 1998.

Franco, S., 1996:

Proyecto Agua Nueva., Argentina Mineral Development S.A., Unpublished Company Report dated September 1996.

Gonzalez, E.F., 1972:

Descripcion Geologica de la Hoja 30e - Agua Escondida., Boletin No.135 - Ministerio de Industria y Mineria, Repbublica Argentina.

Harley, R.A., 2004:

Update Report on the La Cabeza Gold Property, Mendoza Province, Argentina., Exeter Resource Corporation, Unpublished Company Report dated November 11, 2004.

Senior, B.R., 1997:

Regolith Photogeology of the Cerro Azufre Area, Argentina., Argentina Mineral Development S.A., Unpublished Company Report dated February 1997.

Rayner, S. & Eslake, A., 2004:

Preliminary Metallurgical Testing of La Cabeza Bulk Ore Sample., Unpublished Report by Metcon Laboratories for Exeter Resource Corporation (Consultant: J.Perkins & Associates Pty Ltd) dated March 2004.

Verzosa, R.S., 2002:

Summary Report on the La Cabeza Gold Property, Mendoza Province, Argentina., Unpublished Report prepared for Exeter Resource Corporation, dated October 2002.

22.0

CERTIFICATES OF THE AUTHORS

22.1

Matthew T. Williams

Matthew T. Williams

Exeter Resource Corporation

Martín Zapata 445, Ciudad (5500), Mendoza, REPUBLICA ARGENTINA

Telephone:

54 261 4203415

Fax:

54 261 4293426

Email:

mtwilliams@speedy.com.ar

CERTIFICATE of AUTHOR

I, Matthew T. Williams, B.App.Sc.-App.Geol, MAusIMM, do hereby certify that:

1.

I am Exploration Manager - Argentina of:

Exeter Resource Corporation,

Martín Zapata 445,

Ciudad (5500), Mendoza,

REPUBLICA ARGENTINA

With offices at:

Suite 301, 700 West Pender Street,

Vancouver, V6E IG8 CANADA

2.

I graduated with a Bachelor of Applied Science – Applied Geology from Queensland University of Technology in 1987.

3.

I am a member of the Australasian Institute of Mining and Metallurgy.

4.

I have worked as a geologist for a total of 12 ½ years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the technical report titled 2005 Revised Resource Estimation – La Cabeza Gold Project, prepared for Exeter Resource Corporation dated 30 June 2005 (the “Technical Report”) relating to the La Cabeza Gold Project property. I have supervised field exploration at the La Cabeza Project since January 2005 to the present.

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am not independent of the issuer as I am a full time employee of Exeter, and have been offered incentive share options in the company.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th Day of July, 2005.

[ORIGINAL SIGNED]

__________________

Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

23.2

Peter B. Allen

Peter B. Allen

Australian Mine Design and Development Pty Ltd

Level 4, 46 Edward St, Brisbane 4002 AUSTRALIA

Telephone:

61 7 3012 9256

Fax:

61 7 3012 9284

Email:

peter.allen@amdad.com.au

CERTIFICATE of AUTHOR

I, Peter B. Allen, BSc.- Geology, MAusIMM, do hereby certify that:

1.

I am Senior Geologist of:

Australian Mine Design and Development Pty Ltd,

Level 4, 46 Edward St,

Brisbane 4002 AUSTRALIA

2.

I graduated with a Bachelor of Science - Geology from James Cook University of North Queensland in 1984.

3.

I am a member of the Australasian Institute of Mining and Metallurgy.

4.

I have worked continuously as a geologist for a total of 20 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI 43-101.

6.

I am responsible for reviewing information and data contained within the technical report titled 2005 Revised Resource Estimation – La Cabeza Gold Project prepared for Exeter Resource Corporation dated 30 June 2005 (the “Technical Report”) in the role of independent qualified person. I visited the La Cabeza Gold Project property for three days with an additional two days in the Exeter Mendoza office (1 June to 8 June, 2005)

7.

I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement was to generate preliminary pit optimization and mine plans for in-house studies by Exeter.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th Day of July, 2005.

[ORIGINAL SIGNED]

__________________

Peter B. Allen, BSc. - Geol., MAusIMM

23.0

CONSENTS OF QUALIFIED PERSONS

23.1

Matthew T. Williams

Matthew T. Williams

Exeter Resource Corporation

Martín Zapata 445, Ciudad (5500), Mendoza, REPUBLICA ARGENTINA

Telephone:

54 261 4203415

Fax:

54 261 4293426

Email:

mtwilliams@speedy.com.ar

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Matthew T. Williams, B.App.Sc.-App.Geology, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report titled 2005 Revised Resource Estimation – La Cabeza Gold Project, prepared for Exeter Resource Corporation dated 30 June 2005 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Exeter Resource Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled La Cabeza Resource Expansion Drilling Underway – New Report Upgrades Project Resources, dated 30 June 2005, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 18th Day of July, 2005.

[ORIGINAL SIGNED]

__________________

Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

23.2

Peter B. Allen

Peter B. Allen

Australian Mine Design and Development Pty Ltd

Level 4, 46 Edward St, Brisbane 4002 AUSTRALIA

Telephone:

61 7 3012 9256

Fax:

61 7 3012 9284

Email:

peter.allen@amdad.com.au

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Peter B. Allen, BSc.- Geology, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report titled 2005 Revised Resource Estimation – La Cabeza Gold Project, prepared for Exeter Resource Corporation dated 30 June 2005 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Exeter Resource Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled La Cabeza Resource Expansion Drilling Underway – New Report Upgrades Project Resources, dated 30 June 2005, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 18th Day of July, 2005.

[ORIGINAL SIGNED]

__________________

Peter B. Allen, BSc. - Geol., MAusIMM